                                              Registration No.
                                                               -----------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2

                         Initial Registration Statement


                              SEPARATE ACCOUNT IMO
               OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)


                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                               440 Lincoln Street
                               Worcester, MA 01653
                     (Address of Principal Executive Office)

                          Charles F. Cronin, Secretary
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:

         ___ immediately upon filing pursuant to paragraph (b)
         ___ on (date) pursuant to paragraph (b)
         ___ 60 days after filing pursuant to paragraph (a) (1)
         ___ on (date) pursuant to paragraph (a) (1)
         ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment


                         FLEXIBLE PREMIUM VARIABLE LIFE

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act").

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a) may determine.

Registrant is making this filing in order to register a new flexible premium variable life policy, under the Securities Act of 1933.

                      RECONCILIATION AND TIE BETWEEN ITEMS
                        IN FORM N-8B-2 AND THE PROSPECTUS


ITEM NO. OF
FORM N-8B-2                       CAPTION IN PROSPECTUS
-----------                       ---------------------
1...........................      Cover Page
2...........................      Cover Page
3...........................      Not Applicable
4...........................      Distribution
5...........................      The Company, The Separate Account and the Underlying Funds
6...........................      The Separate Account
7...........................      Not Applicable
8...........................      Not Applicable
9...........................      Legal Proceedings
10..........................      Summary; Description of the Company, The Separate Account and the
                                  Underlying Funds; The Policy; Policy Termination and Reinstatement;
                                  Other Policy Provisions
11..........................      Summary; The Underlying Funds; Investment Objectives and Policy
12..........................      Summary; The Underlying Funds
13..........................      Summary; The Underlying Funds; Charges and Deductions
14..........................      Summary; Applying for a Policy
15..........................      Summary; Applying for a Policy; Payments; Allocation of Net Premiums
16..........................      The Separate Account; The Underlying Funds; Payments; Allocation of Net
                                  Premiums
17..........................      Summary; Surrender; Partial Withdrawal; Charges and Deductions; Policy
                                  Termination and Reinstatement
18..........................      The Separate Account; The Underlying Funds; Payments
19..........................      Reports; Voting Rights
20..........................      Not Applicable
21..........................      Summary; Policy Loans; Other Policy Provisions
22..........................      Other Policy Provisions
23..........................      Not Required
24..........................      Other Policy Provisions
25..........................      The Company
26..........................      Not Applicable
27..........................      The Company
28..........................      Directors and Principal Officers of the Company
29..........................      The Company
30..........................      Not Applicable
31..........................      Not Applicable
32..........................      Not Applicable
33..........................      Not Applicable
34..........................      Not Applicable
35..........................      Distribution
36..........................      Not Applicable
37..........................      Not Applicable
38..........................      Summary; Distribution
39..........................      Summary; Distribution
40..........................      Not Applicable
41..........................      The Company, Distribution
42..........................      Not Applicable
43..........................      Not Applicable
44..........................      Payments; Policy Value and Cash Surrender Value

45..........................      Not Applicable
46..........................      Policy Value and Cash Surrender Value; Federal Tax Considerations
47..........................      The Company
48..........................      Not Applicable
49..........................      Not Applicable
50..........................      The Separate Account
51..........................      Cover Page; Summary; Charges and Deductions; The Policy;
                                  Policy Termination and Reinstatement; Other Policy Provisions
52..........................      Addition, Deletion or Substitution of Investments
53..........................      Federal Tax Considerations
54..........................      Not Applicable
55..........................      Not Applicable
56..........................      Not Applicable
57..........................      Not Applicable
58..........................      Not Applicable
59..........................      Not Applicable

                             SUBJECT TO COMPLETION
                    PRELIMINARY PROSPECTUS DATED

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                            WORCESTER, MASSACHUSETTS
          INDIVIDUAL FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICIES

This Prospectus provides important information about an individual flexible payment variable life insurance policy issued by First Allmerica Financial Life Insurance Company. The policies are funded through the Separate Account IMO, a separate investment account of the Company that is referred to as the Variable Account. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE.

The Separate Account is subdivided into Sub-Accounts. Each Sub-Account invests exclusively in shares of one of the following Funds:

ALLMERICA INVESTMENT TRUST                                    FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
AIT Core Equity Fund                                          Fidelity VIP II Contrafund-Registered Trademark-
AIT Equity Index Fund                                         Portfolio
AIT Government Bond Fund
AIT Money Market Fund                                         FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
AIT Select Aggressive Growth Fund                             Fidelity VIP III Growth & Income Portfolio
AIT Select Capital Appreciation Fund                          Fidelity VIP III Mid Cap Portfolio
AIT Select Emerging Markets Fund
AIT Select Growth Fund                                        FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
AIT Select Growth and Income Fund                             (CLASS 2)
AIT Select International Equity Fund                          FT VIP Franklin Small Cap Fund
AIT Select Investment Grade Income Fund                       FT VIP Mutual Shares Securities Fund
AIT Select Strategic Growth Fund
AIT Select Strategic Income Fund                              INVESCO VARIABLE INVESTMENT FUNDS, INC.
AIT Select Value Opportunity Fund                             INVESCO VIF Dynamics Fund
AIM VARIABLE INSURANCE FUNDS                                  INVESCO VIF Health Sciences Fund
AIM V.I. Aggressive Growth Fund                               JANUS ASPEN SERIES (SERVICE SHARES)
AIM V.I. Blue Chip Fund                                       Janus Aspen Aggressive Growth Portfolio
AIM V.I. Value Fund                                           Janus Aspen Growth Portfolio
                                                              Janus Aspen Growth and Income Portfolio
ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.                  Janus Aspen International Growth Portfolio
(CLASS B)
Alliance Growth and Income Portfolio                          PIONEER VARIABLE CONTRACTS TRUST (CLASS II)
Alliance Premier Growth Portfolio                             Pioneer Emerging Markets VCT Portfolio
                                                              Pioneer Fund VCT Portfolio
DEUTSCHE ASSET MANAGEMENT VIT FUNDS                           Pioneer High Yield VCT Portfolio
Deutsche VIT EAFE Equity Index Fund                           Pioneer Real Estate Growth VCT Portfolio
Deutsche VIT Small Cap Index Fund                             SCUDDER VARIABLE SERIES II
FIDELITY VARIABLE INSURANCE PRODUCTS FUND                     Scudder Technology Growth Portfolio
Fidelity VIP Equity-Income Portfolio                          SVS Dreman Financial Services Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP High Income Portfolio                            T. ROWE PRICE INTERNATIONAL SERIES, INC.
                                                              T. Rowe Price International Stock Portfolio

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).

                             DATED _________, 2001
                            WORCESTER, MASSACHUSETTS

(continued)

Policy owners may, within limits, choose the amount of initial payment and vary the frequency and amount of future payments. The Policy allows partial withdrawals and full surrender of the Policy's surrender value, within limits. The Policies are not suitable for short-term investment because of the substantial nature of the surrender charge.

We offer a variety of variable life policies. They may offer features, including investment options, fees and/or charges that are different from those in the policies offered by this Prospectus. The policies may be offered through different distributors. Upon request, your financial representative can show you information regarding other life policies offered by the Company. You can also contact us directly to find out more about these life policies.

THE POLICIES ARE NOT SUITABLE FOR SHORT-TERM INVESTMENT. VARIABLE LIFE POLICIES INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL. IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH THE POLICY. THIS LIFE POLICY IS NOT: A BANK DEPOSIT OR OBLIGATION; OR FEDERALLY INSURED; OR ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY.

CORRESPONDENCE MAY BE MAILED TO:
ALLMERICA SELECT                               440 LINCOLN STREET
P.O. BOX 8179                                  WORCESTER, MASSACHUSETTS 01653
BOSTON, MA 02266-8179                          (508) 855-1000

                               TABLE OF CONTENTS

SPECIAL TERMS...............................................       5
SUMMARY OF FEES AND CHARGES.................................       8
SUMMARY OF POLICY FEATURES..................................      14
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT, AND THE
UNDERLYING FUNDS............................................      21
INVESTMENT OBJECTIVES AND POLICIES..........................      24
THE POLICY..................................................      28
  Applying for a Policy.....................................      28
  Free-Look Period..........................................      28
  Conversion Privilege......................................      29
  Payments..................................................      29
  Allocation of Net Payments................................      30
  Transfer Privilege........................................      30
  Death Benefit.............................................      31
  Election of Death Benefit Options.........................      32
  Changing Between Death Benefit Option 1 and Death Benefit
    Option 2................................................      35
  Change in Face Amount.....................................      36
  Policy Value..............................................      37
  Payment Options...........................................      38
  Optional Insurance Benefits...............................      38
  Surrender.................................................      39
  Partial Withdrawal........................................      39
CHARGES AND DEDUCTIONS......................................      40
  Deductions from Payments..................................      40
  Monthly Charges (The Monthly Deduction)...................      40
  Computing Insurance Protection Charges....................      41
  Fund Expenses.............................................      43
  Surrender Charge..........................................      44
  Partial Withdrawal Costs..................................      45
  Transfer Charges..........................................      45
  Other Administrative Charges..............................      45
POLICY LOANS................................................      46
  Preferred Loan Option.....................................      46
  Repayment of Outstanding Loan.............................      46
  Effect of Policy Loans....................................      46
POLICY TERMINATION AND REINSTATEMENT........................      47
  Termination...............................................      47
  Reinstatement.............................................      47
OTHER POLICY PROVISIONS.....................................      48
  Policy Owner..............................................      48
  Beneficiary...............................................      48
  Assignment................................................      48
  Limit on Right to Challenge Policy........................      48
  Suicide...................................................      48
  Misstatement of Age or Sex................................      49
  Delay of Payments.........................................      49
FEDERAL TAX CONSIDERATIONS..................................      49
  The Company and the Variable Account......................      49
  Taxation of the Policies..................................      50
  Policy Loans..............................................      50
  Modified Endowment Policies...............................      50
VOTING RIGHTS...............................................      51

DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY.............      52
DISTRIBUTION................................................      53
REPORTS.....................................................      53
LEGAL PROCEEDINGS...........................................      54
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........      54
FURTHER INFORMATION.........................................      54
MORE INFORMATION ABOUT THE FIXED ACCOUNT....................      55
  General Description.......................................      55
  Fixed Account Interest....................................      55
  Surrenders, Partial Withdrawals and Transfers.............      55
INDEPENDENT ACCOUNTANTS.....................................      56
FINANCIAL STATEMENTS........................................      56
APPENDIX A -- GUIDELINE MINIMUM DEATH BENEFIT FACTORS
TABLE.......................................................     A-1
APPENDIX B -- OPTIONAL INSURANCE BENEFITS...................     B-1
APPENDIX C -- PAYMENT OPTIONS...............................     C-1
APPENDIX D -- ILLUSTRATIONS.................................     D-1
APPENDIX E -- CALCULATION OF MAXIMUM SURRENDER CHARGES......     E-1
APPENDIX F -- PERFORMANCE INFORMATION.......................     F-1
APPENDIX G -- MONTHLY EXPENSE CHARGES.......................     G-1
FINANCIAL STATEMENTS........................................   FIN-1

                                 SPECIAL TERMS

AGE: how old the Insured is on the birthday closest to a Policy anniversary.

BENEFICIARY: the person or persons you name to receive the Net Death Benefit when the Insured dies.

COMPANY: First Allmerica Financial Life Insurance Company. "We," "our," "us," and "the Company" refer to First Allmerica Financial Life Insurance Company in this Prospectus.

DATE OF ISSUE: the date the Policy was issued, used to measure the monthly processing date, Policy months, Policy years and Policy anniversaries.

DEATH BENEFIT: the amount payable when the Insured dies, before deductions for any Outstanding Loan and partial withdrawals, partial withdrawal costs, and due and unpaid monthly deductions.

EVIDENCE OF INSURABILITY: information, including medical information, used to decide the Insured's underwriting class.

FACE AMOUNT: the amount of insurance coverage applied for. The initial Face Amount is shown in your Policy.

FINAL PAYMENT DATE: the Policy anniversary nearest the Insured's 100th birthday. After this date, no payments may be made. The Net Death Benefit may be different before and after the Final Payment Date. See NET DEATH BENEFIT.

FIXED ACCOUNT: a guaranteed account of the general account that guarantees principal and a fixed interest rate.

FUNDS (UNDERLYING FUNDS): certain investment portfolios of Allmerica Investment Trust ("AIT"), of AIM Variable Insurance Funds ("AVIF"), of Alliance Variable Products Series Fund, Inc. ("Alliance"), of Deutsche Asset Management VIT Funds ("Deutsche VIT"), of Fidelity Variable Insurance Products Fund ("Fidelity VIP"), of Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), of Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), of Franklin Templeton Variable Insurance Products Trust ("FT VIP"), of INVESCO Variable Investment Funds, Inc. ("INVESCO VIF"), of Janus Aspen Series ("Janus Aspen"), of Pioneer Variable Contracts Trust ("Pioneer VCT"), of Scudder Variable Series II ("SVS"), and of T. Rowe Price International Series, Inc. ("T. Rowe Price").

GENERAL ACCOUNT: all our assets other than those held in a separate investment account.

GUIDELINE MINIMUM DEATH BENEFIT: the minimum death benefit required to qualify the Policy as "life insurance" under federal tax laws. The Guideline Minimum Death Benefit is the PRODUCT of:

    - the Policy Value TIMES

    - a percentage factor.

The percentage factor is a percentage that, when multiplied by the Policy value, determines the minimum death benefit required under federal tax laws. If Death Benefit Option 3 is in effect, the percentage factor is based on the Insured's attained age, sex, and underwriting class, as set forth in the Policy. If Death Benefit Option 1 or Death Benefit Option 2 is in effect, the percentage factor is based on the Insured's attained age, as set forth in APPENDIX A -- GUIDELINE MINIMUM DEATH BENEFIT FACTORS TABLE.

INSURANCE PROTECTION AMOUNT: the death benefit less the Policy Value.

LOAN VALUE: the maximum amount you may borrow under the Policy.

MINIMUM MONTHLY PAYMENT: a monthly amount shown in your Policy. If you pay this amount, we guarantee that your Policy will not lapse before the 49th monthly processing date from the Date of Issue or increase in Face Amount, within limits.

MONTHLY PROCESSING DATE: the date, shown in your Policy, when Monthly Insurance Protection charges are deducted.

NET DEATH BENEFIT: Before the Final Payment Date, the Net Death Benefit is:

    - the death benefit under either Death Benefit Option 1, Death Benefit Option 2, or Death Benefit Option 3, MINUS

    - any Outstanding Loan on the Insured's death, partial withdrawals, partial withdrawal costs, and due and unpaid monthly deductions.

Where permitted by state law, we will compute the Net Death Benefit on the date we receive due proof of the Insured's death under Death Benefit Option 2 and on the date of death for Death Benefit Options 1 and 3. If required by state law, we will compute the Net Death Benefit on the date of death for Death Benefit Option 2.

After the Final Payment Date, the Net Death Benefit generally is the greater of:

    - the Face Amount as of the Final Payment Date less any Outstanding Loan, any partial withdrawals and withdrawal charges; or

    - the Policy Value as of the date due proof of death is received by the Company.

NET PAYMENT: your payment less a payment expense charge.

OUTSTANDING LOAN: all unpaid Policy loans plus loan interest due or accrued.

POLICY CHANGE: any change in the Face Amount, the addition or deletion of a Rider, underwriting reclassifications, or a change in death benefit option (Option 1 or Option 2).

POLICY OWNER: the person who may exercise all rights under the Policy, with the consent of any irrevocable beneficiary. "You" and "your" refer to the Policy Owner in this Prospectus.

POLICY VALUE: the total value of your Policy. It is the SUM of the:

    - Value of the units of the sub-accounts credited to your Policy PLUS

    - Accumulation in the Fixed Account credited to the Policy

PREMIUM: a payment you must make to us to keep the Policy in force.

PRINCIPAL OFFICE: our office at 440 Lincoln Street, Worcester, Massachusetts 01653.

PRO-RATA ALLOCATION: an allocation among the Fixed Account and the Sub-Accounts in the same proportion that, on the date of allocation, the unloaned Policy Value in the Fixed Account and the Policy Value in each sub-account bear to the total unloaned Policy Value.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a fund.

SURRENDER VALUE: the amount payable on a full surrender. It is the Policy Value less any Outstanding Loan and surrender charges.

UNDERWRITING CLASS: the insurance risk classification that we assign the Insured based on the information in the application or enrollment form and other evidence of insurability we consider. The Insured's underwriting class will affect the monthly charges and the payment required to keep the Policy in force.

UNIT: a measure of your interest in a Sub-Account.

VALUATION DATE: any day on which the net asset value of the shares of any funds and unit values of any sub-accounts are computed. Valuation Dates currently occur on:

    - Each day the New York Stock Exchange is open for trading

    - Other days (other than a day during which no payment, partial withdrawal or surrender of a Policy was received) when there is a sufficient degree of trading in a fund's portfolio securities so that the current net asset value of the sub-accounts may be materially affected

VALUATION PERIOD: the interval between two consecutive Valuation Dates.

VARIABLE ACCOUNT: Separate Account IMO, one of our separate investment accounts.

WRITTEN REQUEST: your request in writing, satisfactory to us, received at our Principal Office.

                          SUMMARY OF FEES AND CHARGES

WHAT CHARGES WILL I INCUR UNDER MY POLICY?

The following charges will apply to your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if you choose options under the Policy.

    - From each payment, we will deduct a Payment Expense Charge of 6.00%, which is composed of the following:

       PREMIUM TAX CHARGE -- A current premium tax deduction of 2.00% of payments represents our average expenses for state and local premium taxes,

       DEFERRED ACQUISITION COSTS ("DAC TAX") CHARGE -- A current DAC tax deduction of 1.00% of payments helps reimburse us for federal taxes imposed on our deferred acquisition costs of the Policies.

       FRONT-END SALES LOAD -- From each payment, we will deduct a charge of 3.00% of the payment to partially compensate us for Policy sales expenses.

    - We deduct the following monthly charges (the "Monthly Deduction") from Policy Value:

       MONTHLY INSURANCE PROTECTION CHARGE -- The Monthly Insurance Protection Charge will be charged on each monthly processing date until the Final Payment Date. This charge compensates us for providing life insurance coverage for the Insured. The charge is equal to a specified amount that varies with the sex (unisex rates required by state law), age, smoking status, and underwriting class of the Insured and Death Benefit Option selected, for each $1,000 of the Policy's Face Amount.

       MONTHLY EXPENSE CHARGE -- The Monthly Expense Charge will be charged on the monthly processing date for the first ten years after issue or an increase in Face Amount. This charge reimburses the Company for underwriting and acquisition costs. The charge is equal to a specified amount that varies with the age, sex, and underwriting class of the Insured, for each $1,000 of the Policy's Face Amount. The Maximum Monthly Expense Charge is $0.88 per $1,000 of Face Amount for a Male Smoker, Age
       65. See APPENDIX G -- MONTHLY EXPENSE CHARGES.

       MONTHLY MAINTENANCE FEE -- A deduction of $7.50 will be taken from the Policy Value on each monthly processing date up to the Final Payment Date to reimburse the Company for expenses related to issuance and maintenance of the Contract.

       MONTHLY MORTALITY AND EXPENSE RISK CHARGE -- This charge is currently equal to an annual rate of 0.35% of the Policy Value in each sub-account for the first 10 Policy years and an annual rate of 0.05% for Policy Year 11 and later. The charge is calculated based on the Policy Value in the sub-accounts of the Variable Account (but not the Fixed Account) as of the prior Monthly Processing Date. The Company may increase this charge, subject to state and federal law, to an annual rate of 0.60% of the Policy Value in each sub-account for the first 10 Policy years and an annual rate of 0.30% for Policy Year 11 and later. This charge compensates us for assuming mortality and expense risks for variable interests in the Policies. This charge will continue to be assessed after the Final Payment Date.

       MONTHLY RIDER CHARGES -- These charges will vary based on the Riders selected and by the sex, age, and underwriting classification of the Insured.

    - The charges below apply only if you surrender your Policy or make partial withdrawals:

       SURRENDER CHARGE -- A surrender charge will apply to a full surrender or decrease in Face Amount for up to 10 years from Date of Issue of the Policy or from the date of increase in Face Amount. The maximum surrender charge is equal to a specified amount that is based on the age, sex, and underwriting class (Smoker or Nonsmoker) of the Insured, for each $1,000 of the Policy's Face Amount. During the first year after issue or an increase in Face Amount, 100% of the surrender charge will apply to a full surrender or decrease in Face Amount. The amount of the Surrender Charges decreases by one-ninth (11.11%) annually to 0% by the 10th Contract year. If there are increases in the Face Amount, each increase will have a corresponding surrender charge. These charges will be specified in a supplemental schedule of benefits at the time of the increase.

    - The maximum surrender charge under a Policy, per $1,000 of original Face Amount is $53.43 for a female non-smoker, age 66. For more information, see APPENDIX E -- CALCULATION OF MAXIMUM SURRENDER CHARGES.

       PARTIAL WITHDRAWAL CHARGES -- For each partial withdrawal, we deduct the following charges from Policy Value:

       - A transaction fee of 2% of the amount withdrawn, not to exceed $25 for each partial withdrawal (including a Free 10% Withdrawal)

       - A partial withdrawal charge of 5.0% (but not to exceed the amount of the outstanding surrender charge) of a withdrawal exceeding the "Free 10% Withdrawal," described below

       The partial withdrawal charge does not apply to:

       - That part of a withdrawal equal to 10% of the Policy Value in a Policy year, less prior free withdrawals made in the same Policy year ("Free 10% Withdrawal")

       - Withdrawals when no surrender charge applies.

       We reduce the Policy's outstanding surrender charge, if any, by partial withdrawal charges that are deducted.

    - The charges below are designed to reimburse us for Policy administrative costs, and apply under the following circumstances:

       TRANSFER CHARGE -- Currently, the first 12 transfers of Policy Value in a Policy year are free. A current transfer charge of $10, never to exceed $25, applies for each additional transfer in the same Policy year. This charge is for the costs of processing the transfer.

       OTHER ADMINISTRATIVE CHARGES -- We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge for:

       - Changing net payment allocation instructions

       - Changing the allocation of the Monthly Deduction among the various sub-accounts

       - Providing a projection of values.

WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?

In addition to the charges described above, certain fees and expenses are deducted from the assets of the Underlying Funds. The levels of fees and expenses vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds for 2000.

                                                            SERVICE
                                                              FEES     OTHER EXPENSES
                                         MANAGEMENT FEE        OR        (AFTER ANY                     TOTAL FUND
                                           (AFTER ANY        12B-1       APPLICABLE                EXPENSES (AFTER ANY
UNDERLYING FUND                        VOLUNTARY WAIVERS)    FEES*     REIMBURSEMENTS)           WAIVERS/REIMBURSEMENTS)
---------------                        ------------------   --------   ---------------   ----------------------------------------
AIT Core Equity Fund**...............        0.52%           0.00%          0.05%                    0.57%(1)(2)
AIT Equity Index Fund................        0.27%           0.00%          0.06%                    0.33%(1)(2)
AIT Government Bond Fund.............        0.50%           0.00%          0.11%                    0.61%(1)
AIT Money Market Fund**..............        0.31%           0.00%          0.05%                    0.36%(1)
AIT Select Aggressive Growth Fund....        0.78%           0.00%          0.05%                    0.83%(1)(2)
AIT Select Capital Appreciation
 Fund................................        0.87%           0.00%          0.07%                    0.94%(1)(2)
AIT Select Emerging Markets Fund.....        1.35%           0.00%          0.54%                    1.89%(1)(2)
AIT Select Growth Fund...............        0.76%           0.00%          0.05%                    0.81%(1)(2)
AIT Select Growth and Income Fund....        0.67%           0.00%          0.06%                    0.73%(1)
AIT Select International Equity
 Fund................................        0.88%           0.00%          0.11%                    0.99%(1)(2)
AIT Select Investment Grade Income
 Fund................................        0.42%           0.00%          0.07%                    0.49%(1)
AIT Select Strategic Growth Fund.....        0.85%           0.00%          0.30%                    1.15%(1)(2)
AIT Select Strategic Income
 Fund***.............................        0.60%           0.00%          0.17%                    0.77%(1)
AIT Select Value Opportunity Fund....        0.88%           0.00%          0.06%                    0.94%(1)(2)
AIM V.I. Aggressive Growth Fund......        0.80%           0.00%          0.46%                    1.26%(3)
AIM V.I. Blue Chip Fund..............        0.02%           0.00%          1.38%                    1.40%(3)(4)
AIM V.I. Value Fund..................        0.61%           0.00%          0.23%                    0.84%
Alliance Growth and Income Portfolio
 (Class B)...........................        0.63%           0.25%          0.07%                    0.95%
Alliance Premier Growth Portfolio
 (Class B)...........................        1.00%           0.25%          0.05%                    1.30%
Deutsche VIT EAFE Equity Index
 Fund................................        0.45%           0.00%          0.20%                    0.65%(5)
Deutsche VIT Small Cap Index Fund....        0.35%           0.00%          0.10%                    0.45%(5)
Fidelity VIP Equity-Income
 Portfolio...........................        0.48%           0.00%          0.08%                    0.56%(6)
Fidelity VIP Growth Portfolio........        0.57%           0.00%          0.08%                    0.65%(6)
Fidelity VIP High Income Portfolio...        0.58%           0.00%          0.10%                    0.68%(6)
Fidelity VIP II Contrafund-Registered
 Trademark- Portfolio................        0.57%           0.00%          0.09%                    0.66%(6)
Fidelity VIP III Growth & Income
 Portfolio...........................        0.48%           0.00%          0.10%                    0.58%(6)
Fidelity VIP III Mid Cap Portfolio...        0.57%           0.00%          0.17%                    0.74%(6)
FT VIP Franklin Small Cap Fund
 (Class 2)...........................        0.53%           0.25%          0.28%                    1.06%(7)(8)(9)
FT VIP Mutual Shares Securities Fund
 (Class 2)...........................        0.60%           0.25%          0.20%                    1.05%(7)
INVESCO VIF Dynamics Fund............        0.75%           0.00%          0.34%                    1.09%(10)
INVESCO VIF Health Sciences Fund.....        0.75%           0.00%          0.32%                    1.07%(10)
Janus Aspen Aggressive Growth
 Portfolio (Service Shares)..........        0.65%           0.25%          0.02%                    0.92%(11)
Janus Aspen Growth Portfolio (Service
 Shares).............................        0.65%           0.25%          0.02%                    0.92%(11)
Janus Aspen Growth and Income
 Portfolio (Service Shares)..........        0.65%           0.25%          0.21%                    1.11%(11)
Janus Aspen International Growth
 Portfolio (Service Shares)..........        0.65%           0.25%          0.06%                    0.96%(11)
Pioneer Emerging Markets VCT
 Portfolio (Class II)****............        0.36%           0.25%          1.50%                    2.11%(12)(13)
Pioneer Fund VCT Portfolio
 (Class II)****......................        0.65%           0.25%          0.03%                    0.93%(14)
Pioneer High Yield VCT Portfolio
 (Class II)*****.....................        0.30%           0.25%          0.95%                    1.50%(12)
Pioneer Real Estate Growth VCT
 Portfolio (Class II)*****...........        0.80%           0.25%          0.30%                    1.35%(14)
Scudder Technology Growth
 Portfolio...........................        0.75%           0.00%          0.07%                    0.82%(15)(16)
SVS Dreman Financial Services
 Portfolio...........................        0.75%           0.00%          0.15%                    0.90%(15)(16)(17)
T. Rowe Price International Stock
 Portfolio...........................        1.05%           0.00%          0.00%                    1.05%(18)

* The Company may receive service fees or 12b-1 fees from the Underlying Funds in return for providing certain services. In addition, the Company may receive fees from the investment advisers or other service providers for providing such services.

** Effective October 1, 2000, the management fee rates for the AIT Core Equity Fund and AIT Money Market Fund were revised. The Management Fee and Total Fund Expense ratios shown in the table above have been adjusted to reflect current revised fee rates.

*** This portfolio commenced operations on July 3, 2000. "Other Expenses" are based upon estimated amounts for the current fiscal year.

**** Class II shares of the Pioneer Emerging Markets VCT Portfolio and Pioneer Fund VCT Portfolio commenced operations on May 1, 2000; therefore, expenses shown are annualized.

***** Class II shares of the Pioneer High Yield VCT Portfolio commenced operations on May 1, 2001 and Class II shares of the Pioneer Real Estate Growth VCT Portfolio commenced operations on August 1, 2000; therefore expenses shown are estimated. For the fiscal year ending December 31, 2001, assuming no voluntary limitation, total expenses attributable to Class II shares as a percentage of average daily net assets are estimated to be 2.10% for the Pioneer High Yield VCT Portfolio.

(1) Through December 31, 2001, Allmerica Financial Investment Management Services, Inc. ("AFIMS") has declared a voluntary expense limitation of 1.50% of average net assets for AIT Select International Equity Fund, 1.35% for AIT Select Aggressive Growth Fund and AIT Select Capital Appreciation Fund, 1.25% for AIT Select Value Opportunity Fund, 1.20% for AIT Select Growth Fund, AIT Select Strategic Growth Fund and AIT Core Equity Fund, 1.10% for AIT Select Growth and Income Fund, 1.00% for AIT Select Strategic Income Fund, AIT Select Investment Grade Income Fund and AIT Government Bond Fund, and 0.60% for AIT Money Market Fund and AIT Equity Index Fund. The total operating expenses of the funds were less than their respective expense limitations throughout 2000.

      In addition, through December 31, 2001, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the AIT Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-advisor.

      Through December 31, 2001, the AIT Select Value Opportunity Fund's management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets.

      The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. These limitations may be terminated at any time.

(2) These Funds have entered into agreements with brokers whereby the brokers rebate a portion of commissions. These amounts have been treated as reductions of expenses. Including these reductions, total annual fund operating expenses were 0.52% for AIT Core Equity Fund, 0.32% for AIT Equity Index Fund, 0.81% for AIT Select Aggressive Growth Fund, 0.93% for AIT Select Capital Appreciation Fund, 1.84% for AIT Select Emerging Markets Fund, 0.80% for AIT Select Growth Fund, 0.98% for AIT Select International Equity Fund, 1.10% for AIT Select Strategic Growth Fund, and 0.87% for AIT Select Value Opportunity Fund.

(3)     Expenses have been restated to reflect current fees.

(4) After fee waivers and restated to reflect current fees. The investment advisor has agreed to waive fees and/or reimburse expenses (excluding interest, taxes, dividend expense on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to limit total annual fund operating expenses to 1.40% of average daily net assets until December 31, 2001. Total annual fund operating expenses before waivers and reimbursements were 2.13%.

(5) The investment advisor of Deutsche VIT EAFE Equity Index Fund and Deutsche VIT Small Cap Index Fund has voluntarily agreed to waive its fee and to reimburse the Fund for certain expenses resulting in a reduction of total expenses. Absent any waiver or reimbursement, the Total Fund Expenses would have been .92% and .69% for Deutsche VIT EAFE Equity Index Fund and Deutsche VIT Small Cap Index Fund, respectively, for the year ended December 31, 2000.0

(6) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses.

(7) The Fund's class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(8) Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights table included in the Fund's Annual Report to Shareholders for the fiscal year ended December 31, 2000 because they have been restated due to a new management agreement effective May 1, 2000.

(9) The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in Franklin Templeton Money Fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Including this reduction the Total Operating Expenses were 1.02%.

(10) The Fund's actual Other Expenses and Total Annual Fund Operating Expenses were lower than the figures shown, because their custodian fees were reduced under an expense offset arrangement.

(11) Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for Janus Aspen Growth, Aggressive Growth, International Growth and Growth and Income Portfolios. Expenses are stated both with and without contractual waivers by Janus Capital. Waivers, if applicable, are first applied against the management fee and then against other expenses, and will continue until at least until the next annual renewal of the advisory agreement. All expenses are shown without the effect of any expense offset arrangements.

(12) Pioneer Investment Management, Inc. ("Pioneer") has agreed voluntarily through December 31, 2001 to limit its management fee and, if necessary, to limit other operating expenses of Class I shares of the Pioneer Emerging Markets VCT Portfolio and the Pioneer High Yield VCT Portfolio to 1.75% and 1.25%, respectively, of the average daily net assets attributable to Class I shares. The portion of portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses are reduced for Class I shares. The declaration of a voluntary limitation and/or reimbursement in any year does not bind Pioneer to declare further expense limitations with respect to these portfolios. These agreements are voluntary and may be terminated with notice.

      Excluding certain offset arrangements, but after the effect of the voluntary limitation, expenses attributable to Class II shares would have been 2.11% for the Pioneer Emerging Markets VCT Portfolio. For the fiscal year ended December 31, 2000, assuming no voluntary limitations and no expense offset arrangements, portfolio expenses as a percentage of average daily net assets attributable to Class II shares were 4.47% for the Pioneer Emerging Markets VCT Portfolio.

(13) Total expenses are gross of amounts paid in connection with certain expense offset arrangements. Assuming reduction for expense offset arrangements, total operating expenses attributable to Class II shares for the fiscal period ended December 31, 2000, were 2.09% for the Pioneer Emerging Markets VCT Portfolio.

(14) Pioneer has agreed voluntarily through December 31, 2001 to limit its management fee and, if necessary, to limit other operating expenses of Class I shares of the Pioneer Fund VCT Portfolio and

        Pioneer Real Estate Growth VCT Portfolio to 1.25% of the average daily net assets attributable to Class I shares. The portion of portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses are reduced for Class I shares. The total operating expenses attributable to Class I shares of these portfolios were less than their respective expense limitations during 2000. The declaration of a voluntary limitation and/or reimbursement in any year does not bind Pioneer to declare further expense limitations with respect to these portfolios. These agreements are voluntary and may be terminated with notice.

(15)    Effective 5/1/01, Kemper Variable Series became Scudder Variable
        Series II. Kemper Technology Series became Scudder Technology Growth Portfolio and KVS Dreman Financial Services Portfolio became SVS Dreman Financial Services Portfolio.

(16)    Pursuant to their respective agreements with Scudder Variable
        Series II, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 2001, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the following described portfolios to the amounts set forth after the portfolio names: SVS Dreman Financial Services (0.99%) and Scudder Technology Growth (0.95%).

(17)    "Other expenses" have been restated to exclude reorganization costs.

(18)    Management fees include operating expenses.

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

                           SUMMARY OF POLICY FEATURES

This Summary is intended to provide only a very brief overview of the more significant aspects of the Policy. If you are considering the purchase of this product, you should read the remainder of this Prospectus carefully before making a decision. It offers a more complete presentation of the topics presented here, and will help you better understand the product. However, the Policy, together with its attached application, constitutes the entire agreement between you and the Company.

There is no guaranteed minimum Policy Value. The value of a Policy will vary up or down to reflect the investment experience of allocations to the Sub-Accounts and the fixed rates of interest earned by allocations to the General Account. The Policy Value will also be adjusted for other factors, including the amount of charges imposed. The Policy will terminate if Policy Value is insufficient to cover certain monthly charges plus loan interest accrued, or Outstanding Loans exceed the Policy Value. The Policy Value may decrease to the point where the Policy will lapse and provide no further death benefit without additional premium payments.

WHAT IS THE POLICY'S OBJECTIVE?

The objective of the Policy is to give permanent life insurance protection and help you build assets tax-deferred. Features available through the Policy include:

    - A Net Death Benefit that can protect your family

    - Payment options that can guarantee an income for life

    - A personalized investment portfolio

    - Experienced professional investment advisers

    - Tax deferral on earnings.

While the Policy is in force, it will provide:

    - Life insurance coverage on the Insured

    - Policy Value

    - Surrender rights and partial withdrawal rights

    - Loan privileges

    - Optional insurance benefits available by Rider.

The Policy combines features and benefits of traditional life insurance with the advantages of professional money management. However, unlike the fixed benefits of ordinary life insurance, the Policy Value and the Death Benefit will increase or decrease depending on investment results. Unlike traditional insurance policies, the Policy has no fixed schedule for payments. Within limits, you may make payments of any amount and frequency. While you may establish a schedule of payments ("planned payments"), the Policy will not necessarily lapse if you fail to make planned payments. Also, making planned payments will not guarantee that the Policy will remain in force.

WHO ARE THE KEY PERSONS UNDER THE POLICY?

The Policy is a contract between you and us. Each Policy has a Policy Owner
(you), an Insured (you or another individual you select) and a beneficiary. As Policy Owner, you make payments, choose investment allocations and select the Insured and beneficiary. The Insured is the person covered under the Policy. The beneficiary is the person who receives the Net Death Benefit when the Insured dies.

WHAT HAPPENS WHEN THE INSURED DIES?

We will pay the Net Death Benefit to the beneficiary when the Insured dies while the Policy is in effect. You may choose between three death benefit options. Under Death Benefit Option 1 and Death Benefit Option 3, the death benefit is the greater of (1) the Face Amount (the amount of insurance applied for) or (2) the Guideline Minimum Death Benefit (the Guideline Minimum Death Benefit federal tax law requires). Under Death Benefit Option 2, the death benefit is the greater of (1) the sum of the Face Amount and Policy Value or (2) the Guideline Minimum Death Benefit. For more information, see "Election of Death Benefit Options" under THE POLICY.

The Net Death Benefit is the death benefit less any Outstanding Loan, partial withdrawals, partial withdrawal costs, and due and unpaid monthly deductions. The beneficiary may receive the Net Death Benefit in a lump sum or under a payment option we offer.

You may also add additional insurance benefits by rider. This includes the Term Insurance Rider. See APPENDIX B -- OPTIONAL INSURANCE BENEFITS.

CAN I EXAMINE THE POLICY?

Yes. You have the right to examine and cancel your Policy by returning it to us or to one of our representatives on or before the LATEST of:

    - 45 days after the application or enrollment form for the Policy is signed

    - 10 days after you receive the Policy (20 days when state law so requires for the replacement of insurance)

    - 10 days after we mail to you a notice of withdrawal right

    - 60 days after you receive the Policy, if the Policy was purchased in New York as a replacement for an existing policy.

If your Policy provides for a full refund of payments under its "Right to Examine Policy" provision, the Company will mail a refund to you within seven days. We may delay a refund of any payment made by check until the check has cleared the bank.

Where required by state law, your refund will be the GREATER of:

    - Your entire payment OR

    - The Policy Value PLUS deductions under the Policy or by the funds for taxes, charges or fees.

If your Policy does not provide for a full refund or if you purchased the Policy in New York as a replacement, you will receive:

    - Amounts allocated to the Fixed Account PLUS

    - The Policy Value in the Variable Account PLUS

    - All fees, charges and taxes, which have been imposed.

After an increase in Face Amount, a right to cancel the increase also applies.

WHAT ARE MY INVESTMENT CHOICES?

Each Sub-Account invests exclusively in a corresponding Underlying Fund, as listed below. In some states, insurance regulations may restrict the availability of particular Underlying Funds. The Policy also offers a Fixed Account that is part of the general account of the Company. The Fixed Account is a guaranteed account offering a minimum interest rate. This range of investment choices allows you to allocate you money among the Sub-Accounts and the Fixed Account to meet your investment needs.

If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, we will allocate all sub-account investments to the AIT Money Market Fund until the fourth day after the expiration of the "Right to Examine" provision of your policy. After this, we will allocate all amounts as you have chosen.

You may allocate and transfer money among the following investment options:

ALLMERICA INVESTMENT TRUST                       FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
AIT Core Equity Fund                             Fidelity VIP II Contrafund-Registered
AIT Equity Index Fund                            Trademark- Portfolio
AIT Government Bond Fund
AIT Money Market Fund                            FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
AIT Select Aggressive Growth Fund                Fidelity VIP III Growth & Income Portfolio
AIT Select Capital Appreciation Fund             Fidelity VIP III Mid Cap Portfolio
AIT Select Emerging Markets Fund
AIT Select Growth Fund                           FRANKLIN TEMPLETON VARIABLE INSURANCE
AIT Select Growth and Income Fund                PRODUCTS TRUST (CLASS 2)
AIT Select International Equity Fund             FT VIP Franklin Small Cap Fund
AIT Select Investment Grade Income Fund          FT VIP Mutual Shares Securities Fund
AIT Select Strategic Growth Fund
AIT Select Strategic Income Fund                 INVESCO VARIABLE INVESTMENT FUNDS, INC.
AIT Select Value Opportunity Fund                INVESCO VIF Dynamics Fund
AIM VARIABLE INSURANCE FUNDS                     INVESCO VIF Health Sciences Fund
AIM V.I. Aggressive Growth Fund                  JANUS ASPEN SERIES (SERVICE SHARES)
AIM V.I. Blue Chip Fund                          Janus Aspen Aggressive Growth Portfolio
AIM V.I. Value Fund                              Janus Aspen Growth Portfolio
                                                 Janus Aspen Growth and Income Portfolio
ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.     Janus Aspen International Growth Portfolio
(CLASS B)
Alliance Growth and Income Portfolio             PIONEER VARIABLE CONTRACTS TRUST (CLASS II)
Alliance Premier Growth Portfolio                Pioneer Emerging Markets VCT Portfolio
                                                 Pioneer Fund VCT Portfolio
DEUTSCHE ASSET MANAGEMENT VIT FUNDS              Pioneer High Yield VCT Portfolio
Deutsche VIT EAFE Equity Index                   Pioneer Real Estate Growth VCT Portfolio
Deutsche VIT Small Cap Index                     SCUDDER VARIABLE SERIES II
FIDELITY VARIABLE INSURANCE PRODUCTS FUND        Scudder Technology Growth Portfolio
Fidelity VIP Equity-Income Portfolio             SVS Dreman Financial Services Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP High Income Portfolio               T. ROWE PRICE INTERNATIONAL SERIES, INC.
                                                 T. Rowe Price International Stock Portfolio

The value of each Sub-Account will vary daily depending upon the performance of the Underlying Fund in which it invests. Each Sub-Account reinvests dividends or capital gains distributions received from an Underlying Fund in additional shares of that Underlying Fund. There can be no assurance that the investment objectives of the Underlying Funds can be achieved. For more information, see DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT AND THE UNDERLYING FUNDS.

CAN I MAKE TRANSFERS AMONG THE FUNDS AND THE FIXED ACCOUNT?

Yes. The Policy permits you to transfer Policy Value among the available Sub-Accounts and between the Sub-Accounts and the General Account of the Company, subject to certain limitations described under THE POLICY -- "Transfer Privilege." You will incur no current taxes on transfers while your money is in the Policy.

HOW MUCH CAN I INVEST AND HOW OFTEN?

The Policy does not limit payments as to frequency and number. As long as a payment does not increase the death benefit by more than the amount of the payment, additional payments may be made at any time before the Final Payment Date. However, you must provide evidence of insurability as a condition to our accepting any payment that would increase the Insurance Protection Amount (the death benefit less the Policy Value). If a payment would increase the Insurance Protection Amount, the Company will return the payment to you. The Company will not accept any additional payments which would increase the Insurance Protection Amount and shall not provide any additional death benefit until (1) evidence of insurability for the Insured has been received by the Company and (2) the Company has notified you that the Insured is in a satisfactory underwriting class. You may then make payments that increase the Insurance Protection Amount for 60 days (but not later than the Final Payment Date) following the date of such notification by the Company.

However, no payment may be less than $100 without our consent. You may choose a monthly automatic payment method of making payments. Under this method, each month we will deduct payments from your checking account and apply them to your Policy. The minimum automatic payment allowed is $50.

WHAT IF I NEED MY MONEY?

You may borrow up to the loan value of your Policy. You may also make partial withdrawals and surrender the Policy for its surrender value. There are two types of loans that may be available to you:

    - A non-preferred loan option is always available to you. The maximum total loan amount is 100% of the difference between Policy Value and surrender charges. The Company will charge interest on the amount of the loan at an annual rate of interest that is guaranteed not to exceed 6%. However, the Company will also credit interest on the Policy Value securing the loan. The annual interest rate credited to the Policy Value securing a non-preferred loan is at least 4.0%.

    - A preferred loan option is automatically available to you unless you request otherwise. The preferred loan option is available on that part of an Outstanding Loan that is attributable to policy earnings. The term "policy earnings" means that portion of the Policy Value that exceeds the sum of the payments made less all partial withdrawals and partial withdrawal charges. The Company will charge interest on the amount of the loan at an annual rate of interest that is guaranteed not to exceed 4.50%. The annual interest rate credited to the Policy earnings securing a preferred loan is at least 4.0%.

We will allocate Policy loans among the sub-accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a pro-rata allocation. We will transfer the Policy Value in each sub-account equal to the Policy loan to the Fixed Account.

You may surrender your Policy and receive its surrender value. After the first Policy year, you may make partial withdrawals of $500 or more from Policy Value, subject to possible partial withdrawal charges. Under Death Benefit Option 1 and Death Benefit Option 3, the Face Amount is reduced by each partial withdrawal. We will not allow a partial withdrawal if it would reduce the Face Amount below $40,000. A surrender or partial withdrawal may have tax consequences. See FEDERAL TAX CONSIDERATIONS -- "Taxation of the Policies."

Policy loans may have tax consequences. There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable distribution from the Policy. See FEDERAL TAX CONSIDERATIONS -- "Policy Loans."

CAN I MAKE FUTURE CHANGES UNDER MY POLICY?

Yes. There are several changes you can make after receiving your Policy, within limits. You may:

    - Cancel your Policy under its right-to-examine provision

    - Transfer your ownership to someone else

    - Change the beneficiary

    - Change the allocation of payments, with no tax consequences under current law

    - Make transfers of Policy Value among the funds

    - Adjust the death benefit by increasing or decreasing the Face Amount

    - Change your choice of death benefit options between Death Benefit Option 1 and Death Benefit Option 2

    - Add or remove optional insurance benefits provided by Rider.

CAN I CONVERT MY POLICY INTO A FIXED POLICY?

Yes. You can convert your Policy without charge during the first 24 months after the Date of Issue or after an increase in Face Amount. On conversion, we will transfer the Policy Value in the Variable Account to the Fixed Account. We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.

WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY POLICY?

The Policy will not lapse if you fail to make payments unless:

    - The Policy Value is insufficient to cover the next monthly deduction and loan interest accrued; or

    - Outstanding Loans exceed Policy Value.

There is a 62-day grace period in either situation.

If you make payments at least equal to minimum monthly payments, we guarantee that your Policy will not lapse before the 49th monthly processing date from Date of Issue or increase in Face Amount, within limits and excluding loan foreclosure.

If the Insured has not died, you may reinstate your Policy within three years after the grace period. The Insured must provide evidence of insurability subject to our then current underwriting standards. In addition, you must either repay or reinstate any outstanding loans and make payments sufficient to keep the Policy in force for three months. See POLICY TERMINATION AND REINSTATEMENT.

HOW IS MY POLICY TAXED?

The Policy is given federal income tax treatment similar to a conventional fixed benefit life insurance policy. On a withdrawal of Policy Value, Policy Owners currently are taxed only on the amount of the withdrawal that exceeds total payments. Withdrawals greater than payments made are treated as ordinary income. During the first 15 Policy years, however, an "interest first" rule applies to distributions of cash required under Section 7702 of the Internal Revenue Code ("Code") because of a reduction in benefits under the Policy.

The Net Death Benefit under the Policy is excludable from the gross income of the beneficiary. However, in some circumstances federal estate tax may apply to the Net Death Benefit or the Policy Value.

A Policy may be considered a "modified endowment contract." This may occur if total payments during the first seven Policy years (or within seven years of a material change in the Policy) exceed the total net level payments payable, if the Policy had provided paid-up future benefits after seven level annual payments. If the Policy is considered a modified endowment contract, all distributions (including Policy loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis. Also, a 10% additional penalty tax may be imposed on that part of a distribution that is includible in income.

                            ------------------------

This Summary is intended to provide only a very brief overview of the more significant aspects of the Policy. The Prospectus and the Policy provide further detail. The Policy provides insurance protection for the named beneficiary. The Policy and its attached application or enrollment form are the entire agreement between you and the Company.

THE PURPOSE OF THE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY. IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE, OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY.

NO CLAIM IS MADE THAT THE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

               DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
                            AND THE UNDERLYING FUNDS

THE COMPANY

The Company, organized under the law of Massachusetts in 1844, is the fifth oldest life insurance company in America. Effective October 16, 1995, the Company converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. As of December 31, 2000, the Company and its subsidiaries had over $24 billion in combined assets and over $34 billion of life insurance in force. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's Principal Office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 508-855-1000 ("Principal Office").

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT

The Variable Account is a separate investment account comprised of sub-accounts, of which 42 are available under the Policy. Each sub-account invests in a fund of AIT, AVIF, Alliance, Deutsche VIT, Fidelity VIP, Fidelity VIP II, Fidelity VIP III, FT VIP, INVESCO VIF, Janus Aspen, Pioneer VCT, SVS or T. Rowe Price. The assets used to fund the variable part of the Policies are set aside in sub-accounts and are separate from our general assets. We administer and account for each sub-account as part of our general business. However, income, capital gains and capital losses are allocated to each sub-account without regard to any of our other income, capital gains or capital losses. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of ours.

Our Board of Directors authorized the establishment of the Variable Account by vote on June 13, 1996. The Variable Account meets the definition of "separate account" under federal securities laws. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve SEC supervision of the management or investment practices or policies of the Variable Account or of the Company. We reserve the right, subject to law, to change the names of the Variable Account and the sub-accounts.

THE UNDERLYING FUNDS

Each Underlying Fund pays a management fee to an investment manager or adviser for managing and providing services to the Underlying Fund. However, management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waiver/reimbursements see "WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?" under the SUMMARY OF FEES AND CHARGES section. The prospectuses of the Underlying Funds also contain information regarding fees for advisory services and should be read in conjunction with this prospectus.

ALLMERICA INVESTMENT TRUST
Allmerica Investment Trust ("AIT") is an open-end, diversified management investment company registered with the SEC under the 1940 Act. First Allmerica established AIT as a Massachusetts business trust on

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October 11, 1984. Fourteen different investment portfolios of AIT are available under the Policies, each issuing a series of shares: the AIT Core Equity Fund, AIT Equity Index Fund, AIT Government Bond Fund, AIT Money Market Fund, AIT Select Aggressive Growth Fund, AIT Select Capital Appreciation Fund, AIT Select Emerging Markets Fund, AIT Select Growth Fund, AIT Select Growth and Income Fund, AIT Select International Equity Fund, AIT Select Investment Grade Income Fund, AIT Select Strategic Growth Fund, AIT Select Strategic Income Fund and AIT Select Value Opportunity Fund.

Allmerica Financial Investment Management Services, Inc. ("AFIMS") serves as investment manager of AIT. AFIMS, which is a wholly-owned subsidiary of Allmerica Financial, has entered into agreements with other investment managers ("Sub-Advisers") selected by AFIMS and Trustees in consultation with BARRA RogersCasey, Inc. Under each Sub-Adviser Agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the Fund, subject to the Trustee's instructions. The Sub-Advisers (other than Allmerica Asset Management, Inc.) are not affiliated with the Company or AIT.

AIM VARIABLE INSURANCE FUNDS
AIM Variable Insurance Funds ("AVIF"), an open-end, series, management investment company, was organized as a Maryland corporation on January 22, 1993, changed to a Delaware business trust on May 1, 2000, and is registered with the SEC under the 1940 Act. The investment advisor for the AIM V.I. Aggressive Growth Fund, AIM V.I. Blue Chip Fund and the AIM V.I. Value Fund is A I M Advisors, Inc. ("AIM"). AIM was organized in 1976, and, together with its subsidiaries, manages or advises over 130 investment company portfolios encompassing a broad range of investment objectives.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
Alliance Variable Products Series Fund, Inc. ("Alliance") is registered with the SEC as an open-end, management investment company under the 1940 Act. Two of its separate investment portfolios are currently available under the Policy: the Alliance Growth and Income Portfolio and the Alliance Premier Growth Portfolio. Alliance Variable Products Series Fund's investment adviser is Alliance Capital Management, L.P. ("Alliance Capital"), a global investment manager providing diversified services to institutions and individuals through a broad line of investments including more than 100 mutual funds.

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
Deutsche Asset Management VIT Funds ("Deutsche VIT") is an open-end management investment company which is registered under the 1940 Act, as amended, and was organized as a Massachusetts business trust on January 19, 1996. Deutsche Asset Management, Inc. (DeAM) is a broad-based global investment firm that provides asset management capabilities to a variety of institutional clients worldwide. DeAM presence in all of the major investment markets give our clients a truly global network and product range. DeAM manages U.S., international, emerging markets, fixed income and is a known leader in index strategies. Deutsche Asset Management, Inc. serves as investment adviser to the Deutsche VIT EAFE Equity Index Fund and Deutsche VIT Small Cap Index Fund.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Fidelity Variable Insurance Products Fund ("Fidelity VIP"), managed by Fidelity Management & Research Company ("FMR"), is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981 and is registered with the SEC under the 1940 Act. Three of its investment portfolios are available under the Policy: the Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio and Fidelity VIP High Income Portfolio.

Various Fidelity companies perform certain activities required to operate Fidelity VIP. FMR is one of America's largest investment management organizations, and has its principal business address at 82 Devonshire Street, Boston, Massachusetts. It is composed of a number of different companies which provide a variety of financial services and products. FMR is the original Fidelity Company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. As part of their operating expenses, the portfolios of Fidelity VIP pay a monthly investment management fee to

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FMR for managing investment and business affairs. The prospectus of Fidelity VIP contains additional information concerning the portfolios, including information about additional expenses paid by the portfolios, and should be read in conjunction with this Prospectus.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II)
Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), managed by FMR (see discussion under "Fidelity Variable Insurance Products Fund"), is an open-end, diversified management investment company organized as a Massachusetts business trust on March 21, 1988, and registered with the SEC under the 1940 Act. One of its investment portfolios is available under the Policy: the Fidelity VIP II Contrafund-Registered Trademark- Portfolio.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), managed by FMR (see discussion under "Fidelity Variable Products Fund") is an open-end, diversified management investment company registered with the SEC under the 1940 Act. Two of its investment portfolios are available under the Policy: the Fidelity VIP III Growth & Income Portfolio and Fidelity VIP III Mid Cap Portfolio.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Templeton Variable Insurance Products Trust ("FT VIP") and the funds' investment managers and their affiliates manage over $226.9 billion in assets (as of December 31, 2000). In 1992, Franklin joined forces with Templeton, a pioneer in international investing. The Mutual Advisers organization became part of the Franklin Templeton organization four years later. The investment adviser to the FT VIP Franklin Small Cap Fund is Franklin Advisers, Inc. The investment adviser to the FT VIP Mutual Shares Securities Fund is Franklin Mutual Advisers, LLC.

INVESCO VARIABLE INVESTMENT FUNDS, INC.
INVESCO Variable Investment Funds, Inc. ("INVESCO VIF") is an open-end, diversified, no-load management investment company which was incorporated under the laws of Maryland on August 19, 1993. The investment adviser to the INVESCO VIF Dynamics Fund and the INVESCO VIF Health Sciences Fund is INVESCO Funds Group, Inc.

JANUS ASPEN SERIES
Janus Aspen Series ("Janus Aspen") is an open-end, management investment company registered with the SEC. It was organized as a Delaware business trust on May 20, 1993. Janus Capital is the investment adviser of Janus Aspen. Four of its investment portfolios are available under the Policy: Janus Aspen Aggressive Growth Portfolio, Janus Aspen Growth Portfolio, Janus Aspen Growth and Income Portfolio and Janus Aspen International Growth Portfolio.

PIONEER VARIABLE CONTRACTS TRUST
Pioneer Variable Contracts Trust ("Pioneer VCT") is an open-end, management investment company registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policy of Pioneer VCT or its separate investment portfolios. Pioneer Investment Management, Inc. ("Pioneer") is the investment adviser to the Pioneer Emerging Markets VCT Portfolio, Pioneer Fund VCT Portfolio, Pioneer High Yield VCT Portfolio and Pioneer Real Estate Growth VCT Portfolio which are offered under the Policy. Pioneer may enter into subadvisory agreements with other investment advisers under which a subadviser would manage the day-to-day investments of a portfolio, subject to supervision by Pioneer. Pioneer is a majority owned subsidiary of UniCredito Italiano S.p.A., one of the largest banking groups in Italy. Pioneer is part of the global asset management group providing investment management and financial services to mutual funds, institutional and other clients. Pioneer's main office is at 60 State Street, Boston, Massachusetts 02109.

SCUDDER VARIABLE SERIES II
Scudder Variable Series II ("SVS") is a series-type mutual fund registered with the SEC as an open-end, management investment company. Registration of SVS does not involve supervision of its management,

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investment practices or policies by the SEC. SVS is designed to provide an investment vehicle for certain variable annuity contracts and variable life insurance policies. Shares of the Portfolios of SVS are sold only to insurance company separate accounts. The SVS Dreman Financial Services Portfolio and Scudder Technology Growth Portfolio are offered under the Policy. Zurich Scudder Investments, Inc. serves as the investment adviser of SVS.

T. ROWE PRICE INTERNATIONAL SERIES, INC.
T. Rowe Price International Series, Inc. ("T. Rowe Price"), managed by T. Rowe Price International, Inc. ("Price-International"), is an open-end, diversified management investment company organized in 1994 as a Maryland Corporation, and is registered with the SEC under the 1940 Act. Price-International, the investment manager, is the successor to Rowe Price-Fleming International, Inc., founded in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings, Limited. In 2000, Rowe Price-Fleming International became wholly owned by T. Rowe Price Associates, Inc. Price-International is one of the largest no-load international mutual fund asset managers, with approximately $32.7 billion (as of December 31, 2000) under management in its offices in Baltimore, London, Tokyo, Hong Kong, Singapore and Buenos Aires and Paris. One of its investment portfolios is available under the Policy: the T. Rowe Price International Stock Portfolio. An affiliate of Price-International,
T. Rowe Price Associates, Inc. serves as Sub-Adviser to the AIT Select Capital Appreciation Fund.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of the funds is set forth below. BEFORE INVESTING, READ CAREFULLY THE PROSPECTUSES OF AIT, AVIF, ALLIANCE, DEUTSCHE VIT, FIDELITY VIP, FIDELITY VIP II, FIDELITY VIP III, FT VIP, INVESCO VIF, JANUS ASPEN, PIONEER VCT, SVS AND T. ROWE PRICE THAT ACCOMPANY THIS PROSPECTUS. THEY CONTAIN MORE DETAILED INFORMATION ON THE FUNDS' INVESTMENT OBJECTIVES, RESTRICTIONS, RISKS AND EXPENSES. Statements of Additional Information for the funds are available on request. The investment objectives of the funds may not be achieved. Policy Value may be less than the aggregate payments made under the Policy.

AIT CORE EQUITY FUND -- seeks to achieve long-term growth of capital through investments primarily in common stocks and securities convertible into common stocks that are believed to represent significant underlying value in relation to current market prices....Realization of current investment income, if any, is incidental to this objective. The Sub-Adviser of the Core Equity Fund is Miller Anderson & Sherrerd, LLP.

AIT EQUITY INDEX FUND -- seeks to achieve investment results that correspond to the aggregate price and yield performance of a representative selection of United States publicly traded common stocks. The Equity Index Fund seeks to achieve its objective by attempting to replicate the aggregate price and yield performance of the Standard & Poor's Composite Index of 500 Stocks. The Sub-Adviser of the Equity Index Fund is Allmerica Asset Management, Inc.

AIT GOVERNMENT BOND FUND -- seeks high income, preservation of capital and maintenance of liquidity, primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and in related options, futures and repurchase agreements. The Sub-Adviser of the Government Bond Fund is Allmerica Asset Management, Inc.

AIT MONEY MARKET FUND -- seeks to obtain maximum current income consistent with the preservation of capital and liquidity. Allmerica Asset Management, Inc. is the Sub-Adviser of the Money Market Fund.

AIT SELECT AGGRESSIVE GROWTH FUND -- seeks above-average capital appreciation by investing primarily in common stocks of companies that are believed to have significant potential for capital appreciation. The Sub-Adviser for the Select Aggressive Growth Fund is Nicholas-Applegate Capital Management, L.P.

AIT SELECT CAPITAL APPRECIATION FUND -- seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to

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its primary objective. The Sub-Adviser for the Select Capital Appreciation Fund
is T. Rowe Price Associates, Inc.

AIT SELECT EMERGING MARKETS FUND -- seeks long-term growth of capital by investing in the world's emerging markets. The Sub-Adviser for the Select Emerging Markets Fund is Schroder Investment Management North America Inc.

AIT SELECT GROWTH FUND -- seeks to achieve long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected for their long-term growth potential. The Sub-Adviser for the Select Growth Fund is Putnam Investment Management, Inc.

AIT SELECT GROWTH AND INCOME FUND -- seeks a combination of long-term growth of capital and current income. The fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks. The Sub-Adviser for the Select Growth and Income Fund is J. P. Morgan Investment Management Inc.

AIT SELECT INTERNATIONAL EQUITY FUND -- seeks maximum long-term total return (capital appreciation and income) primarily by investing in common stocks of established non-U.S. companies. The Sub-Adviser for the Select International Equity Fund is Bank of Ireland Asset Management (U.S.) Limited.

AIT SELECT INVESTMENT GRADE INCOME FUND -- seeks as high a level of total return (including both income and realized and unrealized capital gains) as is consistent with prudent investment management. Allmerica Asset Management, Inc. is the Sub-Adviser of the Select Investment Grade Income Fund.

AIT SELECT STRATEGIC GROWTH FUND -- seeks long-term capital appreciation. The Sub-Adviser for the Select Strategic Growth Fund is TCW Investment Management Company.

AIT SELECT STRATEGIC INCOME FUND -- seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing in various types of fixed income securities. Western Asset Management Company and Western Asset Management Company Limited are the Sub-Advisers of the Select Strategic Income Fund.

AIT SELECT VALUE OPPORTUNITY FUND -- seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of small and mid-size companies, whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued. The Sub-Adviser for the Select Value Opportunity Fund is Cramer Rosenthal McGlynn, LLC.

AIM V.I. AGGRESSIVE GROWTH FUND -- seeks to achieve long-term growth of capital.

AIM V.I. BLUE CHIP FUND -- seeks to achieve as high a total return as possible, consistent with preservation of capital.

AIM V.I. VALUE FUND -- seeks to achieve long-term growth of capital.

ALLIANCE GROWTH AND INCOME PORTFOLIO (CLASS B) -- seeks to provide current income and capital appreciation through investment in dividend-paying common stocks of quality companies.

ALLIANCE PREMIER GROWTH PORTFOLIO (CLASS B) -- seeks to achieve long-term growth of capital by investing principally in equity securities of a limited number of large, carefully selected, high-quality U.S. companies.

DEUTSCHE VIT EAFE EQUITY INDEX -- seeks to match, as closely as possible, before the deduction of expenses, the performance of the EAFE-Registered Trademark-Index. The Fund will invest primarily in common stocks of companies that compose the EAFE-Registered Trademark- Index, in approximately the same weightings as the EAFE-Registered Trademark- Index.

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DEUTSCHE VIT SMALL CAP INDEX -- seeks to match, as closely as possible (before the deduction of expenses) the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies. The Fund will invest primarily in common stocks of companies that compose the Russell 2000 Index, in approximately the same weightings as the Russell Index.

FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield that exceeds the composite yield on the securities comprising S&P 500.

FIDELITY VIP GROWTH PORTFOLIO -- seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

FIDELITY VIP HIGH INCOME PORTFOLIO -- seeks to obtain a high level of current income.

FIDELITY VIP II CONTRAFUND-REGISTERED TRADEMARK- PORTFOLIO -- seeks long-term capital appreciation. The Portfolio invests primarily in common stocks of domestic and foreign issuers whose value is not fully recognized by the public. The Portfolio may invest in either growth stocks or value stocks or both.

FIDELITY VIP III GROWTH & INCOME PORTFOLIO -- seeks high total return through a combination of current income and capital appreciation. The Portfolio invests a majority of its assets in common stocks of domestic and foreign issuers with a focus on those that pay current dividends and show potential for capital appreciation. The Portfolio may also invest in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation.

FIDELITY VIP III MID CAP PORTFOLIO -- seeks long-term growth of capital. The Portfolio invests primarily in common stocks of domestic and foreign issuers with medium market capitalizations. The Portfolio may invest in either growth stocks or value stocks or both.

FT VIP FRANKLIN SMALL CAP FUND (CLASS 2) -- seeks long-term capital growth. The Fund invests primarily in equity securities of U.S. small capitalization companies with market capitalization values of less than $1.5 billion or similar in size to those in the Russell 2000 Index at the time of purchase.

FT VIP MUTUAL SHARES SECURITIES FUND (CLASS 2) -- seeks capital appreciation. Its secondary goal is income. The fund invests primarily in equity securities of companies the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).

INVESCO VIF DYNAMICS FUND -- seeks to make an investment grow. The Fund invests primarily in common stocks of mid-sized companies -- those with market capitalizations between $2 billion and $15 billion at the time of purchase -- but also has the flexibility to invest in other types of securities, including preferred stocks and debt instruments that are convertible into common stocks, as well as in bonds-including "so-called" junk bonds.

INVESCO VIF HEALTH SCIENCES FUND -- seeks to make an investment grow. The fund is aggressively managed and invests primarily in equity securities of companies that develop, produce or distribute products or services related to health care.

JANUS ASPEN AGGRESSIVE GROWTH PORTFOLIO (SERVICE SHARES) -- seeks long-term growth of capital. The Portfolio invests primarily in common stocks of medium-sized companies selected for their growth potential.

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JANUS ASPEN GROWTH PORTFOLIO (SERVICE SHARES) -- seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests primarily in common stocks of larger, more established companies selected for their growth potential.

JANUS ASPEN GROWTH AND INCOME PORTFOLIO (SERVICE SHARES) -- seeks long-term capital growth and income. The Portfolio normally emphasizes investments in common stocks.

JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO (SERVICE SHARES) -- seeks long-term growth of capital. The Portfolio invests primarily in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries, or even a single country.

PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS II) -- seeks to invest in securities of emerging market issuers for long-term growth of capital.

PIONEER FUND VCT PORTFOLIO (CLASS II) -- seeks to invest in a broad list of carefully selected, reasonably priced securities for reasonable income and growth. The Portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers. Equity securities include common and preferred stocks, interests in real estate investment trusts (REITS) and convertible debt securities. This portfolio formerly was known as the Growth and Income Portfolio.

PIONEER HIGH YIELD VCT PORTFOLIO (CLASS II) -- seeks to invest in below investment grade debt securities and preferred stocks to maximize total return through a combination of income and capital appreciation.

PIONEER REAL ESTATE GROWTH VCT PORTFOLIO (CLASS II) -- seeks to invest primarily in REITs and other real estate industry companies for long-term growth of capital. Current income is the portfolio's secondary investment objective.

SCUDDER TECHNOLOGY GROWTH PORTFOLIO -- seeks growth of capital.

SVS DREMAN FINANCIAL SERVICES PORTFOLIO -- seeks long-term capital appreciation by investing primarily in common stocks and other equity securities of companies in the financial services industry believed by the Portfolio's investment manager to be undervalued.

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

If there is a material change in the investment policy of a fund, we will notify you of the change. If you have Policy Value allocated to that fund, you may without charge reallocate the Policy Value to another fund or to the Fixed Account. We must receive your written request within 60 days of the LATEST of the:

    - Effective date of the change in the investment policy or

    - Receipt of the notice of your right to transfer.

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                                   THE POLICY

APPLYING FOR A POLICY

The Policy may be issued with a Term Rider. Depending on your circumstances, it may be less costly to purchase more insurance coverage under the Term Rider than under the base Policy.

After receiving a completed application or enrollment form from a prospective Policy Owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Policy only after underwriting has been completed. We may reject an application or enrollment form that does not meet our underwriting guidelines.

If a prospective Policy Owner makes an initial payment of at least one minimum monthly payment, we will provide fixed conditional insurance during underwriting. The fixed conditional insurance will be the insurance applied for, up to a maximum of $500,000, depending on age and underwriting class. This coverage will continue for a maximum of 90 days from the date of the application or enrollment form or, if required, the completed medical exam. If death is by suicide, we will return only the premium paid.

If no fixed conditional insurance was in effect, on Policy delivery we will require a sufficient payment to place the insurance in force. If you made payments before the date of issue, we will allocate the payments to the Fixed Account. IF THE POLICY IS NOT ISSUED AND ACCEPTED BY YOU, THE PAYMENTS WILL BE RETURNED TO YOU WITHOUT INTEREST.

If the Policy is issued, we will allocate your Policy Value on issuance according to your instructions. However, if your Policy provides for a full refund of payments under its "Right to Examine Policy" provision as required in your state (see THE POLICY -- "Free-Look Period"), we will initially allocate your sub-account investments to the AIT Money Market Fund. This allocation to the AIT Money Market Fund will be until the fourth day after the expiration of the "Right to Examine" provision of your policy.

After this, we will allocate all amounts according to your investment choices.

FREE-LOOK PERIOD

The Policy provides for a free look period. You have the right to examine and cancel your Policy by returning it to us or to one of our representatives on or before the 10 days after you receive the Policy or longer when state law so requires. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision in your Contract.

If your Policy provides for a full refund under its "Right to Examine Policy" provision, the Company will mail a refund to you within seven days. We may delay a refund of any payment made by check until the check has cleared your bank. Where required by state law, however, your refund will be the GREATER of

    - Your entire payment OR

    - The Policy Value PLUS deductions under the Policy for taxes, charges or fees

If your Policy does not provide for a full refund, you will receive

    - Amounts allocated to the Fixed Account PLUS

    - The Policy Value in the Variable Account PLUS

    - All fees, charges and taxes which have been imposed

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After an increase in Face Amount, we will mail or deliver a notice of a free look for the increase. You will have the right to cancel the increase before the 10 days after you receive the Policy or longer when state law so requires. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision in your Contract.

On canceling the increase, you will receive a credit to your Policy Value of the charges deducted for the increase. Upon request, we will refund the amount of the credit to you. We will waive any surrender charge computed for the increase.

CONVERSION PRIVILEGE

Within 24 months of the Date of Issue or an increase in Face Amount, you can convert your Policy into a Fixed Policy by transferring all Policy Value in the sub-accounts to the Fixed Account. The conversion will take effect at the end of the valuation period in which we receive, at our Principal Office, notice of the conversion satisfactory to us. There is no charge for this conversion. We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.

PAYMENTS

Payments are payable to the Company. Payments may be made by mail to our Principal Office or through our authorized representative. All payments after the initial payment are credited to the Variable Account or Fixed Account on the date of receipt at the Principal Office.

You may establish a schedule of planned payments. If you do, we will bill you at regular intervals. Making planned payments will not guarantee that the Policy will remain in force. The Policy will not necessarily lapse if you fail to make planned payments. You may make unscheduled payments before the Final Payment Date or skip planned payments.

The Policy does not limit payments as to frequency and number. As long as a payment does not increase the death benefit by more than the amount of the payment, additional payments may be made at any time before the Final Payment Date. However, you must provide evidence of insurability as a condition to our accepting any payment that would increase the Insurance Protection Amount (the death benefit less the Policy Value). If a payment would increase the Insurance Protection Amount, the Company will return the payment to you. The Company will not accept any additional payments which would increase the Insurance Protection Amount and shall not provide any additional death benefit until (1) evidence of insurability for the Insured has been received by the Company and (2) the Company has notified you that the Insured is in a satisfactory underwriting class. You may then make payments that increase the Insurance Protection Amount for 60 days (but not later than the Final Payment Date) following the date of such notification by the Company.

However, no payment may be less than $100 without our consent. You may choose a monthly automatic payment method of making payments. Under this method, each month we will deduct payments from your checking account and apply them to your Policy. The minimum automatic payment allowed is $50. Payments must be sufficient to provide a positive policy value (less Outstanding Loans) at the end of each Policy month or the Policy may lapse. See POLICY TERMINATION AND REINSTATEMENT.

During the first 48 Policy months following the Date of Issue or an increase in Face Amount, a guarantee may apply to prevent the Policy from lapsing. The guarantee will apply during this period if you make payments that, when reduced by policy loans, partial withdrawals and partial withdrawal costs, equal or exceed the required minimum monthly payments. The required minimum monthly payments are based on the number of months the Policy, increase in Face Amount or policy change that causes a change in the minimum monthly payment has been in force. MAKING MONTHLY PAYMENTS EQUAL TO THE MINIMUM MONTHLY PAYMENTS DOES NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE, EXCEPT AS STATED IN THIS PARAGRAPH.

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
Under Death Benefit Option 1 and Death Benefit Option 2, total payments may not exceed the current maximum payment limits under federal tax law. These limits will change with a change in Face Amount, underwriting reclassifications, the addition or deletion of a Rider, or a change between Death Benefit Option 1 and Death Benefit Option 2. Where total payments would exceed the current maximum payment limits, the excess first will be applied to repay any Outstanding Loans. If there are remaining excess payments, any such excess payments will be returned to you. However, we will accept a payment needed to prevent Policy lapse during a Policy year. See POLICY TERMINATION AND REINSTATEMENT.

ALLOCATION OF NET PAYMENTS

The net payment equals the payment made less the payment expense charge. In the application or enrollment form for your Policy, you decide the initial allocation of the net payment among the Fixed Account and the sub-accounts. You may allocate payments to one or more of the sub-accounts. The minimum amount that you may allocate to a sub-account is 1.00% of the net payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

You may change the allocation of future net payments by written request or telephone request. You have the privilege to make telephone requests, unless you elected not to have the privilege on the application or enrollment form. The policy of the Company and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. The Company will employ reasonable methods to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses from unauthorized or fraudulent instructions. Such procedures may include, among other things, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone requests are tape-recorded.

An allocation change will take effect on the date of receipt of the notice at the Principal Office. No charge is currently imposed for changing payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

The Policy Value in the sub-accounts will vary with investment experience. You bear this investment risk. Investment performance may also affect the death benefit. Please review your allocations of payments and Policy Value as market conditions and your financial planning needs change.

TRANSFER PRIVILEGE

Subject to our then current rules, you may transfer amounts among the sub-accounts or between a sub-account and the Fixed Account. (You may not transfer that portion of the Policy Value held in the Fixed Account that secures a Policy loan.) We will make transfers at your written request or telephone request, as described in THE POLICY -- "Allocation of Net Payments." Transfers are effected at the value next computed after receipt of the transfer order.

Currently, the first 12 transfers in a Policy year are free. After that, we will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but we guarantee the charge will never exceed $25. Any transfers made for a conversion privilege, Policy loan or material change in investment policy or under an automatic transfer option will not count toward the 12 free transfers.

TRANSFER PRIVILEGES SUBJECT TO POSSIBLE LIMITS
The transfer privilege is subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the:

    - Minimum or maximum amount that may be transferred,

    - Minimum amount that may remain in a sub-account following a transfer from that sub-account,

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
    - Minimum period between transfers, and

    - Maximum number of transfers in a period.

Transfers to and from the Fixed Account are currently permitted only if:

    - the amount transferred from the Fixed Account in each transfer may not exceed the lesser of $100,000 or 25% of the Policy Value under the Policy.

    - You may make only one transfer involving the Fixed Account in each policy quarter.

These rules are subject to change by the Company.

DOLLAR-COST AVERAGING OPTION AND AUTOMATIC REBALANCING OPTION
You may have automatic transfers of at least $100 a month made on a periodic basis:

    - from the Sub-Accounts which invest in the AIT Money Market Fund and the Fixed Account, respectively, to one or more of the other Sub-Accounts ("Dollar-Cost Averaging Option"), or

    - to reallocate Policy Value among the Sub-Accounts ("Automatic Rebalancing Option").

Automatic transfers may be made on a monthly, quarterly, semi-annual or annual schedule. You may request the day of the month on which automatic transfers will occur (the "transfer date"). If you do not choose a transfer date, the transfer date will be the 15th of the scheduled month. However, if the transfer date is not a business day, the automatic transfer will be processed on the next business day. Each automatic transfer is free, and will not reduce the remaining number of transfers that are free in a Policy year.

The Policy is not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of an Underlying Fund. These and similar activities may be disruptive to the Underlying Funds, and may adversely affect an Underlying Fund's ability to invest effectively in accordance with its investment objectives and policies. If it appears that there is a pattern of transfers that coincides with a market timing strategy and/or that is disruptive to the Underlying Funds, the Company reserves the right to refuse transfers or to take other action to prevent or limit the use of such activities.

DEATH BENEFIT

GUIDELINE MINIMUM DEATH BENEFIT -- In order to qualify as "life insurance" under the Federal tax laws, this Policy must provide a Guideline Minimum Death Benefit. The Guideline Minimum Death Benefit will be determined as of the date of death. If Death Benefit Option 1 or Death Benefit Option 2 is in effect, the Guideline Minimum Death Benefit is obtained by multiplying the Policy Value by a percentage factor for the Insured's attained age, as shown in the table in Appendix A. If Death Benefit Option 3 is in effect, the Guideline Minimum Death Benefit is obtained by multiplying the Policy Value by a percentage for the Insured's attained age, sex, and underwriting class, as set forth in the Policy.

The Guideline Minimum Death Benefit Table in Appendix A is used when Death Benefit Option 1 or Death Benefit Option 2 is in effect. The Guideline Minimum Death Benefit Table in Appendix A reflects the requirements of the "guideline premium/guideline death benefit" test set forth in the Federal tax laws. Guideline Minimum Death Benefit factors are set forth in the Policy when Death Benefit Option 3 is in effect. These factors reflect the requirements of the "cash value accumulation" test set forth in the Federal tax laws. The Guideline Minimum Death Benefit factors will be adjusted to conform to any changes in the tax laws. For more information, see ELECTION OF DEATH BENEFIT OPTIONS, below.

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
NET DEATH BENEFIT -- The Policy provides three death benefit options: The Death Benefit Option 1, Death Benefit Option 2, and Death Benefit Option 3 (for more information, see ELECTION OF DEATH BENEFIT OPTIONS). If the Policy is in force on the Insured's death, we will, with due proof of death, pay the Net Death Benefit under the applicable death benefit option to the named beneficiary. We will normally pay the Net Death Benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of Net Death Benefits. See OTHER POLICY PROVISIONS -- "Delay of Payments." The beneficiary may receive the Net Death Benefit in a lump sum or under a payment option. See APPENDIX C -- PAYMENT OPTIONS.

The Net Death Benefit depends on the current Face Amount and Death Benefit Option that is in effect on the date of death. Before the Final Payment Date, the Net Death Benefit is:

    - The death benefit provided under Death Benefit Option 1, Death Benefit Option 2, or Death Benefit Option 3, whichever is elected and in effect on the date of death, PLUS

    - Any other insurance on the Insured's life that is provided by Rider, MINUS

    - Any Outstanding Loan, any partial withdrawals, partial withdrawal costs, and due and unpaid monthly charges through the Policy month in which the Insured dies.

After the Final Payment Date, the Net Death Benefit is generally the GREATER of:

    - the Face Amount as of the Final Payment Date less any Outstanding Loan, any partial withdrawals and withdrawal charges; OR

    - the Policy Value as of the date due proof of death is received by the Company.

Where permitted by state law, we will compute the Net Death Benefit on

    - The date we receive due proof of the Insured's death under Death Benefit Option 2 OR

    - The date of death for Death Benefit Options 1 and 3.

If required by state law, we will compute the Net Death Benefit on the date of death for Death Benefit Option 2 as well as for Death Benefit Options 1 and 3.

ELECTION OF DEATH BENEFIT OPTIONS

Federal tax law requires a Guideline Minimum Death Benefit in relation to Policy Value for a Contract to qualify as life insurance. Under current Federal tax law, either the Guideline Premium Test or the Cash Value Accumulation Test can be used to determine if the Contract complies with the definition of "life insurance" under the Code. At the time of application, you may elect either of the tests. If you elect the Guideline Premium Test, you will have the choice of electing Death Benefit Option 1 or Death Benefit Option 2. If you elect the Cash Value Accumulation Test, Death Benefit Option 3 will apply.

GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST -- There are two main differences between the Guideline Premium Test and the Cash Value Accumulation Test. First, the Guideline Premium Test limits the amount of premium that may be paid into a Contract, while no such limits apply under the Cash Value Accumulation Test. Second, the factors that determine the Guideline Minimum Death Benefit relative to the Policy Value are different. APPLICANTS FOR A POLICY SHOULD CONSULT A QUALIFIED TAX ADVISER IN CHOOSING BETWEEN THE GUIDELINE PREMIUM TEST AND THE CASH VALUE ACCUMULATION TEST AND IN CHOOSING A DEATH BENEFIT OPTION.

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
The Guideline Premium Test limits the amount of premiums payable under a Contract to a certain amount for an Insured of a particular age, sex, and underwriting class. Under the Guideline Premium Test, you may choose between Death Benefit Option 1 or Death Benefit Option 2, as described below. After issuance of the Contract, you may change the selection from Death Benefit Option 1 to Death Benefit Option 2, or vice versa.

The Cash Value Accumulation Test requires that the Death Benefit must be sufficient so that the cash Surrender Value does not at any time exceed the net single premium required to fund the future benefits under the Contract. Under the Cash Value Accumulation Test, required increases in the Guideline Minimum Death Benefit (due to growth in Policy Value) will generally be greater than under the Guideline Premium Test. If you choose the Cash Value Accumulation Test, ONLY Death Benefit Option 3 is available. You may NOT switch between Death Benefit Option 3 to Death Benefit Option 1 or to Death Benefit Option 2, or vice versa.

DEATH BENEFIT OPTION 1 -- LEVEL DEATH BENEFIT WITH GUIDELINE PREMIUM TEST. Under Option 1, the Death Benefit is equal to the greater of the Face Amount or the Guideline Minimum Death Benefit, as set forth in Table A in Appendix A. The Death Benefit will remain level unless the Guideline Minimum Death Benefit is greater than the Face Amount. If the Guideline Minimum Death Benefit is greater than the Face Amount, the Death Benefit will vary as the Policy Value varies.

Death Benefit Option 1 will offer the best opportunity for the Policy Value to increase without increasing the Death Benefit as quickly as it might under the other options. The Death Benefit will never go below the Face Amount.

DEATH BENEFIT OPTION 2 -- ADJUSTABLE DEATH BENEFIT WITH GUIDELINE PREMIUM TEST. Under Option 2, the Death Benefit is equal to the greater of (1) the Face Amount plus the Policy Value or (2) the Guideline Minimum Death Benefit, as set forth in Table A in Appendix A. The Death Benefit will vary as the Policy Value changes, but will never be less than the Face Amount.

Death Benefit Option 2 will offer the best opportunity to have an increasing Death Benefit as early as possible. The Death Benefit will increase whenever there is an increase in the Policy Value, and will decrease whenever there is a decrease in the Policy Value. The Death Benefit will never go below the Face Amount.

DEATH BENEFIT OPTION 3 -- LEVEL DEATH BENEFIT WITH CASH VALUE ACCUMULATION TEST. Under Option 3, the Death Benefit will equal the greater of (1) the Face Amount or (2) the Policy Value multiplied by the applicable factor as set forth in the Policy. The applicable factor depends upon the Underwriting Class, sex (unisex if required by law), and then-attained age of the Insured. The factors decrease slightly from year to year as the attained age of the Insured increases.

Death Benefit Option 3 will offer the best opportunity for an increasing death benefit in later Policy years and/or to fund the Policy at the "seven-pay" limit for the full seven years. When the Policy Value multiplied by the applicable death benefit factor exceeds the Face Amount, the Death Benefit will increase whenever there is an increase in the Policy Value, and will decrease whenever there is a decrease in the Policy Value. However, the Death Benefit will never go below the Face Amount.

ALL DEATH BENEFIT OPTIONS MAY NOT BE AVAILABLE IN ALL STATES.

ILLUSTRATIONS
For the purposes of the following illustrations, assume that the Insured is under the age of 40, and that there is no Outstanding Loan.

ILLUSTRATION OF DEATH BENEFIT OPTION 1 -- Under Option 1, a Policy with a $100,000 Face Amount will have a death benefit of $100,000. However, because the death benefit must be equal to or greater than 250% of Policy Value (from Appendix A), if the Policy Value exceeds $40,000 the death benefit will exceed the

$100,000 Face Amount. In this example, each dollar of Policy Value above $40,000 will increase the death benefit by $2.50.

For example, a Policy with a Policy Value of

    - $50,000 will have a Guideline Minimum Death Benefit of $125,000 (e.g., $50,000 X $2.50);

    - $60,000 will produce a Guideline Minimum Death Benefit of $150,000 (e.g., $60,000 X $2.50);

    - $75,000 will produce a Guideline Minimum Death Benefit of $187,500 (e.g., $75,000 X $2.50).

Similarly, if Policy Value exceeds $40,000, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the death benefit will be reduced from $150,000 to $125,000. However, the death benefit will never be less than the Face Amount of the Policy.

The Guideline Minimum Death Benefit Factor becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than between zero and 40), the applicable percentage would be 185%. The death benefit would be greater than $100,000 Face Amount when the Policy Value exceeds $54,054 (rather than $40,000), and each dollar then added to or taken from Policy Value would change the death benefit by $1.85.

ILLUSTRATION OF DEATH BENEFIT OPTION 2 -- Under Option 2, assume that the Insured is under the age of 40 and that there is no Outstanding Loan. The Face Amount of the Policy is $100,000.

Under Death Benefit Option 2, a Policy with a Face Amount of $100,000 will produce a death benefit of $100,000 plus Policy Value. For example, a Policy with Policy Value of

    - $10,000 will produce a death benefit of $110,000 (e.g., $100,000 +
      $10,000);

    - $25,000 will produce a death benefit of $125,000 (e.g., $100,000 +
      $25,000);

    - $50,000 will produce a death benefit of $150,000 (e.g., $100,000 +
      $50,000).

However, the Guideline Minimum Death Benefit must be at least 250% of the Policy Value. Therefore, if the Policy Value is greater than $66,667, 250% of the Policy Value will be Guideline Minimum Death Benefit. The Guideline Minimum Death Benefit will be greater than the Face Amount plus Policy Value. In this example, each dollar of Policy Value above $66,667 will increase the death benefit by $2.50. For example, if the Policy Value is

    - $70,000, the Guideline Minimum Death Benefit will be $175,000 (e.g., $70,000 X $2.50);

    - $80,000, the Guideline Minimum Death Benefit will be $200,000 (e.g., $80,000 X $2.50);

    - $90,000, the Guideline Minimum Death Benefit will be $225,000 (e.g., $90,000 X $2.50).

Similarly, if Policy Value exceeds $66,667, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $80,000 to $70,000 because of partial withdrawals, charges or negative investment performance, the death benefit will be reduced from $200,000 to $175,000. If, however, the Policy Value TIMES

    - The Guideline Minimum Death Benefit factor is LESS THAN

    - The Face Amount PLUS Policy Value, THEN

    - The death benefit will be the Face Amount PLUS Policy Value.

The Guideline Minimum Death Benefit factor becomes lower as the Insured's age increases. If the Insured's age in the above example were 50, the death benefit must be at least 185% of the Policy Value. The death benefit would be the sum of the Policy Value plus $100,000 unless the Policy Value exceeded $117,647 (rather than $66,667). Each dollar added to or subtracted from the Policy would change the death benefit by $1.85.

ILLUSTRATION OF DEATH BENEFIT OPTION 3 -- In this illustration, assume that the insured is a male, age 35, preferred non-smoker and that there is no Outstanding Loan.

Under Death Benefit Option 3, a Policy with a Face Amount of $100,000 will have a death benefit of $100,000. However, because the death benefit must be equal to or greater than 437% of policy value (in policy year 1), if the Policy Value exceeds $22,883 the death benefit will exceed the $100,000 face amount. In this example, each dollar of Policy Value above $22,883 will increase the death benefit by $4.37.

For example, a Policy with a Policy Value of:

    - $50,000 will have a Death Benefit of $218,500 ($50,000 X $4.37);

    - $60,000 will produce a Death Benefit of $262,200 ($60,000 X $4.37);

    - $75,000 will produce a Death Benefit of $327,750 ($75,000 X $4.37).

Similarly, if Policy Value exceeds $22,883, each dollar taken out of policy value will reduce the death benefit by $4.37. If, for example, the policy value is reduced from $60,000 to $50,000 because of partial withdrawals, charges, or negative investment performance, the death benefit will be reduced from $262,200 to $218,500. If, however, the product of the Policy Value times the applicable percentage is less than the face amount, the death benefit will equal the face amount.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than 35), the applicable percentage would be 270% (in policy year 1).

The death benefit would not exceed the $100,000 face amount unless the Policy Value exceeded $37,037 (rather than $22,883), and each dollar then added to or taken from policy value would change the death benefit by $2.70.

CHANGING BETWEEN DEATH BENEFIT OPTION 1 AND DEATH BENEFIT OPTION 2

You may change between Death Benefit Option 1 and Death Benefit Option 2 once each Policy year by written request. (YOU MAY NOT CHANGE BETWEEN DEATH BENEFIT OPTION 3 TO DEATH BENEFIT OPTION 1 OR TO DEATH BENEFIT OPTION 2, OR VICE VERSA). Changing options may require evidence of insurability. The change takes effect on the monthly processing date on or following the date of underwriting approval. We will impose no charge for changes in death benefit options.

CHANGE FROM DEATH BENEFIT OPTION 1 TO DEATH BENEFIT OPTION 2 -- If you change Death Benefit Option 1 to Death Benefit Option 2, we will decrease the Face Amount to equal:

    - The death benefit MINUS

    - The Policy Value on the date of the change

The change may not be made if the Face Amount would fall below $50,000. After the change from Death Benefit Option 1 to Death Benefit Option 2, future Monthly Insurance Protection charges may be higher or lower than if no change in option had been made. However, the insurance protection amount will always equal the Face Amount, unless the Guideline Minimum Death Benefit applies.

CHANGE FROM DEATH BENEFIT OPTION 2 TO DEATH BENEFIT OPTION 1 -- If you change Death Benefit Option 2 to Death Benefit Option 1, we will increase the Face Amount by the Policy Value on the date of the change. The death benefit will be the GREATER of:

    - The new Face Amount or

    - The Guideline Minimum Death Benefit under Death Benefit Option 1

After the change from Death Benefit Option 2 to Death Benefit Option 1, an increase in Policy Value will reduce the insurance protection amount and the Monthly Insurance Protection charge. A decrease in Policy Value will increase the insurance protection amount and the Monthly Insurance Protection charge.

A change in death benefit option may result in total payments exceeding the then current maximum payment limitation under federal tax law. Where total payments would exceed the current maximum payment limits, the excess first will be applied to repay any Outstanding Loans. If there are remaining excess payments, any such excess payments will be returned to you. However, we will accept a payment needed to prevent Policy lapse during a Policy year.

CHANGE IN FACE AMOUNT

You may increase or decrease the Face Amount by written request. An increase or decrease in the Face Amount takes effect on the LATER of the:

    - The monthly processing date on or next following date of receipt of your written request or

    - The date of approval of your written request, if evidence of insurability is required

INCREASES -- You must submit with your written request for an increase satisfactory evidence of insurability. The consent of the Insured is also required whenever the Face Amount is increased. An increase in Face Amount may not be less than $10,000. You may not increase the Face Amount after the Insured reaches age 85. A written request for an increase must include a payment if the policy value less debt is less than the sum of three minimum monthly payments

We will also compute a new surrender charge based on the amount of the increase. An increase in the Face Amount will increase the insurance protection amount and, therefore, the Monthly Insurance Protection charges. After increasing the Face Amount, you will have the right, during a free-look period, to have the increase canceled. See THE POLICY -- "Free-Look Period." If you exercise this right, we will credit to your Policy the charges deducted for the increase, unless you request a refund of these charges.

DECREASES -- You may decrease the Face Amount by written request. The minimum amount for a decrease in Face Amount is $10,000. The minimum Face Amount required after a decrease is $50,000. If

    - you have chosen the Guideline Premium Test and the Policy would not comply with the maximum payment limitations under federal tax law; and

    - If you have previously made payments in excess of the amount allowed for the lower Face Amount, then the excess payments will first be used to repay Outstanding Loans, if any. If there are any remaining excess payments, we will pay any such excess to you. A return of Policy Value may result in tax liability to you.

A decrease in the Face Amount will lower the insurance protection amount and, therefore, the Monthly Insurance Protection charge. In computing the Monthly Insurance Protection charge, a decrease in the Face Amount will reduce the Face Amount in the following order:

    - the Face Amount provided by the most recent increase;

    - the next most recent increases successively; and

    - the initial Face Amount

On a decrease in the Face Amount, we will deduct from the Policy Value, if applicable, any surrender charge. You may allocate the deduction to one sub-account. If you make no allocation, we will make a pro-rata allocation. We will reduce the surrender charge by the amount of any surrender charge deducted.

POLICY VALUE

The Policy Value is the total value of your Policy. It is the SUM of:

    - Your accumulation in the Fixed Account PLUS

    - The value of your units in the sub-accounts

There is no guaranteed minimum Policy Value. Policy Value on any date depends on variables that cannot be predetermined.

Your Policy Value is affected by the:

    - Frequency and amount of your net payments

    - Interest credited in the Fixed Account

    - Investment performance of your sub-accounts

    - Partial withdrawals

    - Loans, loan repayments and loan interest paid or credited

    - Charges and deductions under the Policy

    - Death Benefit Option

COMPUTING POLICY VALUE -- We compute the Policy Value on the Date of Issue and on each Valuation Date. On the Date of Issue, the Policy Value is:

    - Accumulations in the Fixed Account, MINUS

    - The Monthly Deductions due

On each Valuation Date after the Date of Issue, the Policy Value is the SUM of:

    - Accumulations in the Fixed Account PLUS

    - The SUM of the PRODUCTS of:

    - The number of units in each sub-account TIMES

    - The value of a unit in each sub-account on the Valuation Date

THE UNIT -- We allocate each net payment to the sub-accounts you selected. We credit allocations to the sub-accounts as units. Units are credited separately for each sub-account.

The number of units of each sub-account credited to the Policy is the QUOTIENT of:

    - That part of the net payment allocated to the sub-account DIVIDED BY

    - The dollar value of a unit on the Valuation Date the payment is received at our Principal Office.

The number of units will remain fixed unless changed by a split of unit value, transfer, partial withdrawal or surrender. Also, each deduction of charges from a sub-account will result in cancellation of units equal in value to the amount deducted.

The dollar value of a unit of a sub-account varies from Valuation Date to Valuation Date based on the investment experience of that sub-account. This investment experience reflects the investment performance, expenses and charges of the fund in which the sub-account invests. The value of each unit was set at $1.00 on the first Valuation Date of each sub-account. The value of a unit on any Valuation Date is the PRODUCT of:

    - The dollar value of the unit on the preceding Valuation Date TIMES

    - The net investment factor

NET INVESTMENT FACTOR -- The net investment factor measures the investment performance of a sub-account during the valuation period just ended. The net investment factor for each sub-account is 1.0000 PLUS the QUOTIENT of:

    - The investment income of that sub-account for the valuation period, adjusted for realized and unrealized capital gains and losses and for taxes during the valuation period, DIVIDED BY

    - The value of that sub-account's assets at the beginning of the valuation period

The net investment factor may be greater or less than one.

PAYMENT OPTIONS

The Net Death Benefit payable may be paid in a single sum or under one or more of the payment options then offered by the Company. See APPENDIX C -- PAYMENT OPTIONS. These payment options also are available at the Final Payment Date or if the Policy is surrendered. If no election is made, we will pay the Net Death Benefit in a single sum.

OPTIONAL INSURANCE BENEFITS

You may add optional insurance benefits to the Policy by Rider, as described in APPENDIX B -- OPTIONAL INSURANCE BENEFITS. The cost of certain optional insurance benefits becomes part of the Monthly Deduction.

SURRENDER

You may surrender the Policy and receive its surrender value. The surrender value is:

    - The Policy Value MINUS

    - Any Outstanding Loan and surrender charges

We will compute the surrender value on the Valuation Date on which we receive the Policy with a written request for surrender. We will deduct a surrender charge if you surrender the Policy within 10 full Policy years of the Date of Issue or increase in Face Amount. See CHARGES AND DEDUCTIONS -- "Surrender Charge."

The surrender value may be paid in a lump sum or under a payment option then offered by us. See APPENDIX C -- PAYMENT OPTIONS. We will normally pay the surrender value within seven days following our receipt of written request. We may delay benefit payments under the circumstances described in OTHER POLICY PROVISIONS -- "Delay of Payments."

For important tax consequences of surrender, see FEDERAL TAX CONSIDERATIONS.

PARTIAL WITHDRAWAL

After the first Policy year, you may withdraw part of the surrender value of your Policy on written request. Your written request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the sub-accounts and the Fixed Account. If you do not provide allocation instructions, we will make a pro-rata allocation. Each partial withdrawal must be at least $500. Under both Level Death Benefit Options, the Face Amount is reduced by the partial withdrawal. We will not allow a partial withdrawal if it would reduce Death Benefit Option 1 and 3 Face Amount below $40,000. On a partial withdrawal from a sub-account, we will cancel the number of units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the partial withdrawal costs. See CHARGES AND DEDUCTIONS -- "Partial Withdrawal Costs." We will normally pay the partial withdrawal within seven days following our receipt of written request. We may delay payment as described in OTHER POLICY PROVISIONS -- "Delay of Payments."

For important tax consequences of partial withdrawals, see FEDERAL TAX CONSIDERATIONS.

                             CHARGES AND DEDUCTIONS

The following charges will apply to your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if you choose certain options under the Policy.

The Policy may be issued with a Term Rider. Depending on your circumstances, it may be less costly to purchase more insurance coverage under the Term Rider than under the base Policy. The current cost of insurance charges for the insurance coverage provided by the Term Rider are equal to or lower than for the insurance coverage provided under the base Policy. In addition, while there will be a Monthly Rider Charge for the Term Rider, other charges under the Monthly Deduction will not apply to insurance coverage provided by the Term Rider.

No surrender charges, partial withdrawal charges or front-end sales loads are imposed, and no commissions are paid where the Policy owner as of the date of application is within the following class of individuals:

    All employees of First Allmerica and its affiliates and subsidiaries located at First Allmerica's home office (or at off-site locations if such employees are on First Allmerica's home office payroll); directors of First Allmerica and its affiliates and subsidiaries; all employees and registered representatives of any broker-dealer that has entered into a sales agreement with us or Allmerica Investments, Inc. to sell the Policies and any spouses of the above persons or any children of the above persons.

DEDUCTIONS FROM PAYMENTS

From each payment, we will deduct a Payment Expense Charge of 6.00%, which is composed of the following:

    - Premium tax charge of 2.00% currently

    - Deferred Acquisition Costs ("DAC tax") charge of 1.00%

    - Front-End Sales Load charge of 3.00%

The 2.00% premium tax charge approximates our average expenses for state and local premium taxes. Premium taxes vary, ranging from zero to more than 4.00%. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, we do not expect to make a profit from this deduction. The 1.00% DAC tax deduction helps reimburse us for approximate expenses incurred from federal taxes for deferred acquisition costs ("DAC taxes") of the Policies. We deduct the 3.00% Front-End Sales Load charge from each payment to partially compensate us for Policy sales expenses.

We reserve the right to increase or decrease the premium tax deduction or DAC tax deduction to reflect changes in our expenses for premium taxes or DAC taxes. The 3.00% Front-End Sales Load charge will not change, even if sales expenses change.

MONTHLY CHARGES (THE MONTHLY DEDUCTION)

On each monthly processing date, we will deduct certain monthly charges (the "Monthly Deduction") from Policy Value. You may allocate the Monthly Deduction to any number of sub-accounts. If you make no allocation, we will make a pro-rata allocation. If the sub-accounts you chose do not have sufficient funds to cover the Monthly Deduction, we will make a pro-rata allocation.

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
The following charges comprise the Monthly Deduction:

    - MONTHLY INSURANCE PROTECTION CHARGE -- Before the Final Payment Date, we will deduct a Monthly Insurance Protection charge from your Policy Value. This charge is the cost for insurance protection under the Policy. We deduct the Monthly Insurance Protection charge on each monthly processing date starting with the Date of Issue. We will deduct no Monthly Insurance Protection charges on or after the Final Payment Date.

    - MONTHLY EXPENSE CHARGE -- The Monthly Expense Charge will be charged on the monthly processing date for the first ten years after issue or an increase in Face Amount. This charge reimburses the Company for underwriting and acquisition costs. The charge is equal to a specified amount that varies with the age, sex, and underwriting class of the Insured for each $1,000 of the Policy's Face Amount. The Maximum Monthly Expense Charge is $0.88 per $1,000 of Face Amount for a Male Smoker, Age
      65. See Appendix G.

    - MONTHLY ADMINISTRATION FEE -- A deduction of $7.50 will be taken from the Policy Value on each monthly processing date up to the Final Payment Date to reimburse the Company for expenses related to issuance and maintenance of the Contract.

    - MONTHLY MORTALITY AND EXPENSE RISK CHARGE -- This charge is currently equal to an annual rate of 0.35% of the Policy Value in each sub-account for the first 10 Policy years and an annual rate of 0.05% for Policy Year 11 and later. The charge is based on the Policy Value in the sub-accounts as of the prior Monthly Processing Date. The Company may increase this charge, subject to state and federal law, to an annual rate of 0.60% of the Policy Value in each sub-account for the first 10 Policy years and an annual rate of 0.30% for Policy Year 11 and later. The charge will continue to be assessed after the Final Payment Date.

This charge compensates us for assuming mortality and expense risks for variable interests in the Policies. The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more Net Death Benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Policies will exceed those compensated by the administrative charges in the Policies. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, we will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, the profit will be available for our use to pay distribution, sales and other expenses.

    - MONTHLY RIDER CHARGES -- Rider Charges will vary depending upon the riders selected, and by the sex, underwriting classification of the Insured.

COMPUTING INSURANCE PROTECTION CHARGES

We designed the Monthly Insurance Protection charge to compensate us for the anticipated cost of paying Net Death Benefits under the Policies. The charge is computed monthly. Monthly Insurance Protection charges can vary depending upon the Death Benefit Option you select. Monthly Insurance Protection Charges will also be different for the initial Face Amount, any increases in Face Amount, and for that part of the death benefit subject to the Guideline Minimum Death Benefit.

DEATH BENEFIT OPTION 1 AND DEATH BENEFIT OPTION 3

INITIAL FACE AMOUNT -- For the initial Face Amount under Death Benefit Option 1 and Death Benefit Option 3, the Monthly Insurance Protection charge is the PRODUCT of:

    - the insurance protection rate TIMES

    - the DIFFERENCE between

       - the initial Face Amount AND

       - the Policy Value (MINUS any Rider charges) at the beginning of the Policy month.

Under Death Benefit Option 1 and Death Benefit Option 3, the Monthly Insurance Protection charge decreases as the Policy Value increases (if the Guideline Minimum Death Benefit is not in effect).

INCREASES IN FACE AMOUNT -- For each increase in Face Amount under Death Benefit Option 1 or Death Benefit Option 3, the Monthly Insurance Protection charge is the PRODUCT of:

    - the insurance protection rate for the increase TIMES

    - the DIFFERENCE between

    - the increase in Face Amount AND

    - any Policy Value (MINUS any Rider charges) IN EXCESS of than the initial Face Amount at the beginning of the Policy month and not allocated to a prior increase.

GUIDELINE MINIMUM DEATH BENEFIT -- If the Guideline Minimum Death Benefit is in effect, we will compute a Monthly Insurance Protection charge for that part of the death benefit subject to the Guideline Minimum Death Benefit that exceeds the current death benefit not subject to the Guideline Minimum Death Benefit. Under Death Benefit Option 1 or Death Benefit Option 3, this Monthly Insurance Protection charge is the PRODUCT of:

    - the insurance protection rate for the initial Face Amount TIMES

    - the DIFFERENCE between

       - the Guideline Minimum Death Benefit AND

       - the GREATER of the Face Amount or the Policy Value.

We will adjust the Monthly Insurance Protection charge for any decreases in Face Amount. See THE POLICY -- "CHANGE IN FACE AMOUNT: DECREASES"

DEATH BENEFIT OPTION 2

INITIAL FACE AMOUNT -- For the initial Face Amount under Death Benefit Option 2, the Monthly Insurance Protection charge is the PRODUCT of:

    - the insurance protection rate TIMES

    - the initial Face Amount.

INCREASES IN FACE AMOUNT -- For each increase in Face Amount under Death Benefit Option 2, the Monthly Insurance Protection charge is the PRODUCT of:

    - the insurance protection rate for the increase TIMES

    - the increase in Face Amount.

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
GUIDELINE MINIMUM DEATH BENEFIT -- If the Guideline Minimum Death Benefit is in effect, we will compute a Monthly Insurance Protection charge for that part of the death benefit subject to the Guideline Minimum Death Benefit that exceeds the current death benefit not subject to the Guideline Minimum Death Benefit. Under Death Benefit Option 2, this Monthly Insurance Protection charge is the PRODUCT of:

    - the insurance protection rate for the initial Face Amount TIMES

    - the DIFFERENCE between

       - the Guideline Minimum Death Benefit AND

       - the Face Amount PLUS the Policy Value.

We will adjust the Monthly Insurance Protection charge for any decreases in Face Amount. See THE POLICY -- "CHANGE IN FACE AMOUNT: DECREASES"

INSURANCE PROTECTION CHARGES -- We base insurance protection rates on the:

    - Male, female or blended unisex rate table

    - Age and underwriting class of the Insured

    - Effective date of an increase or date of any Rider

For unisex Policies, sex-distinct rates do not apply. For the initial Face Amount, the insurance protection rates are based on your age at the beginning of each Policy year. For an increase in Face Amount or for a Rider, the insurance protection rates are based on your age on each anniversary of the effective date of the increase or Rider. We base the current insurance protection rates on our expectations as to future mortality experience. Rates will not, however, be greater than the guaranteed insurance protection rates set forth in the Policy. These guaranteed rates will never exceed on the Commissioners 1980 Standard Ordinary Mortality Tables, Smoker or Non-Smoker (Mortality Table B for unisex Policies) and the Insured's sex and age. The Tables used for this purpose set forth different mortality estimates for males and females and for smokers and non-smokers. Any change in the insurance protection rates will apply to all Insureds of the same age, sex and underwriting class whose Policies have been in force for the same period.

The underwriting class of an Insured will affect the insurance protection rates. We currently place Insureds into preferred underwriting classes, standard underwriting classes and non-standard underwriting classes. The underwriting classes are also divided into two categories: smokers and non-smokers. We will place an Insured under age 18 at the Date of Issue in a standard or non-standard underwriting class. We will then classify the Insured as a smoker at age 18 unless we receive satisfactory evidence that the Insured is a non-smoker. Prior to the Insured's age 18, we will give you notice of how the Insured may be classified as a non-smoker.

We compute the insurance protection rate separately for the initial Face Amount and for any increase in Face Amount. However, if the Insured's underwriting class improves on an increase, the lower insurance protection rate will apply to the total Face Amount.

FUND EXPENSES

The value of the units of the sub-accounts will reflect the investment advisory fee and other expenses of the funds whose shares the sub-accounts purchase. The prospectuses and statements of additional information of the Underlying Funds contain more information concerning the fees and expenses.

No charges are currently made against the sub-accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the sub-accounts to pay the taxes. See FEDERAL TAX CONSIDERATIONS.

SURRENDER CHARGE

A surrender charge may apply only on a full surrender or decrease in Face Amount of the Policy within ten years of the Date of Issue or of an increase in Face Amount. We compute the surrender charge on Date of Issue and on any increase in Face Amount. The maximum surrender charge is equal to a specified amount that is based on the age, sex, and underwriting class of the Insured, for each $1,000 of the Policy's Face Amount or increase in Face Amount. SEE APPENDIX E -- CALCULATION OF MAXIMUM SURRENDER CHARGES.

During the first year after issue or an increase in Face Amount, 100% of the surrender charge will apply to a full surrender or decrease in Face Amount. The amount of the Surrender Charges decreases by one-ninth (11.11%) annually to 0% by the 10th Contract year.

For the purposes of calculating the surrender charge, the factors used to compute the maximum surrender charges vary with the sex (Male, Female, or Unisex), underwriting class (Smoker or Nonsmoker), and age of the Insured. The maximum surrender charge, per $1,000 of original Face Amount, is $53.43 for a female non-smoker, age 66. Under a $100,000 Policy for this individual, the maximum surrender charge would be equal to $5,343 (53.43 X 100). If the Policy is surrendered during the first Policy year, the surrender charge would be equal to the maximum of $5,343. However, the surrender charge decreases by 1/9th each Policy year. For example, if this Policy is surrendered during the sixth Policy year, the surrender charge would be $2,375. For more information, see APPENDIX E -- CALCULATION OF MAXIMUM SURRENDER CHARGES.

If more than one surrender charge is in effect because of one or more increases in Face Amount, we will apply the surrender charges in "inverse order." This means we will apply surrender and partial withdrawal charges (described below) in this order:

    - First, the most recent increase

    - Second, the next most recent increases

    - Third, the initial Face Amount.

A surrender charge may be deducted on a decrease in the Face Amount. On a decrease, the surrender charge deducted is a fraction of the charge that would apply to a full surrender. The fraction is the PRODUCT of:

    - the decrease DIVIDED by the current Face Amount TIMES

    - the surrender charge

Where a decrease causes a partial reduction in an increase or in the initial Face Amount, we will deduct a proportionate share of the surrender charge for that increase or for the initial Face Amount.

The surrender charge is designed to partially reimburse us for the administrative costs of product research and development, underwriting, Policy administration, and for distribution expenses, including commissions to our representatives, advertising, and the printing of prospectuses and sales literature.

PARTIAL WITHDRAWAL COSTS

For each partial withdrawal, we deduct a transaction fee of 2% of the amount withdrawn, not to exceed $25. This fee is intended to reimburse us for the cost of processing the withdrawal. The transaction fee applies to all partial withdrawals, including a Withdrawal without a surrender charge (described below).

A partial withdrawal charge may also be deducted from Policy Value. However, in an Policy year, you may withdraw, without a partial withdrawal charge, up to:

    - 10% of the Policy Value MINUS

    - the total of any prior free withdrawals in the same Policy year ("Free 10% Withdrawal").

The right to make the Free 10% Withdrawal is not cumulative from Policy year to Policy year. For example, if only 8% of Policy Value were withdrawn in the second Policy year, the amount you could withdraw in future Policy years would not be increased by the amount you did not withdraw in the second Policy year.

We impose the partial withdrawal charge on any withdrawal greater than the Free 10% Withdrawal. The charge is 5.0% of the excess withdrawal, up to the amount of the outstanding surrender charge. We will reduce the Policy's outstanding surrender charge by the amount of the partial withdrawal charge. The partial withdrawal charge deducted will decrease existing surrender charges in "inverse order," as described above under "Surrender Charge." If no surrender charge applies to the Policy at the time of the withdrawal, no partial withdrawal charge will apply.

TRANSFER CHARGES

Currently, the first 12 transfers in a Policy year are free. We reserve the right to limit the number of free transfers in a Policy year to six. After that, we will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but it will never exceed $25. This charge reimburses us for the administrative costs of processing the transfer.

Each of the following transfers of Policy Value from the sub-accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Policy year:

    - A conversion within the first 24 months from Date of Issue or increase

    - A transfer to the Fixed Account to secure a loan

    - A reallocation of Policy Value within 20 days of the Date of Issue

    - Dollar-Cost Averaging Option and Automatic Rebalancing Option

OTHER ADMINISTRATIVE CHARGES

We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge for:

    - Changing net payment allocation instructions

    - Changing the allocation of Monthly Insurance Protection charges among the various sub-accounts and the Fixed Account

    - Providing a projection of values

We do not currently charge for these costs. Any future charge is guaranteed not to exceed $25 per transaction.

                                  POLICY LOANS

You may borrow money secured by your Policy Value at any time. There is no minimum loan amount. The total amount you may borrow, including any Outstanding Loan, is the loan value. The loan value is the Policy Value minus any surrender charges.

We will usually pay the loan within seven days after we receive the written request. We may delay the payment of loans as stated in OTHER POLICY PROVISIONS -- "Delay of Payments."

We will allocate the loan among the sub-accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a pro-rata allocation. We will transfer Policy Value in each sub-account equal to the Policy loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.

Policy Value equal to the Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of at least 4.0%. NO OTHER INTEREST WILL BE CREDITED. The loan interest rate charged by the Company accrues daily. The annual interest rate charged by the Company is guaranteed not to exceed 6.00%.

PREFERRED LOAN OPTION

The preferred loan option is automatically available to you, unless you request otherwise. You may change a preferred loan to a non-preferred loan at any time upon written request. Any part of the Outstanding Loan that represents earnings under the Policy may be treated as a preferred loan. There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable distribution from the Policy. You should consult a qualified tax adviser (and see FEDERAL TAX CONSIDERATIONS).

Policy Value equal to the Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of at least 4.0%. NO OTHER INTEREST WILL BE CREDITED. The loan interest rate charged by the Company accrues daily. The annual loan interest rate charged by the Company for Preferred Loans is guaranteed not to exceed 4.50%.

REPAYMENT OF OUTSTANDING LOAN

You may pay any loans before Policy lapse. We will allocate that part of the Policy Value in the Fixed Account that secured a repaid loan to the sub-accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Policy Value according to your most recent payment allocation instructions. However, loan repayments allocated to the Variable Account cannot exceed Policy Value previously transferred from the Variable Account to secure the Outstanding Loan.

If the Outstanding Loan exceeds the amount needed to pay the policy value less the next monthly deductions, the Policy will terminate. We will mail a notice of termination to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Policy will terminate with no value. See POLICY TERMINATION AND REINSTATEMENT.

EFFECT OF POLICY LOANS

Policy loans will permanently affect the Policy Value and surrender value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the sub-accounts is less than or greater than the interest credited to the Policy Value in the Fixed Account that secures the loan.

We will deduct any Outstanding Loan from the proceeds payable when the Insured dies or from surrender.

                      POLICY TERMINATION AND REINSTATEMENT

TERMINATION

The Policy will terminate if:

    - Policy Value is insufficient to cover the next Monthly Deduction plus loan interest accrued OR

    - Outstanding Loans exceed the Policy Value

If one of these situations occurs, the Policy will be in default. You will then have a grace period of 62 days, measured from the date of default, to pay a premium sufficient to prevent termination. On the date of default, we will send a notice to you and to any assignee of record. The notice will state the premium due and the date by which it must be paid.

Failure to pay a sufficient premium within the grace period will result in Policy termination. If the Insured dies during the grace period, we will deduct from the Net Death Benefit any monthly charges due and unpaid through the Policy month in which the Insured dies and any other overdue charge.

During the first 48 Policy months following the Date of Issue or an increase in the Face Amount, a guarantee may apply to prevent the Policy from terminating because of insufficient Policy value. This guarantee applies if, during this period, you pay premiums that, when reduced by partial withdrawals and partial withdrawal costs, equal or exceed specified minimum monthly payments. The specified minimum monthly payments are based on the number of months the Policy, increase in Face Amount or policy change that causes a change in the minimum monthly payment has been in force. A policy change that causes a change in the minimum monthly payment is a change in the Face Amount, underwriting reclassifications, or the addition or deletion of a Rider. Except for the first 48 months after the Date of Issue or the effective date of an increase, payments equal to the minimum monthly payment do not guarantee that the Policy will remain in force.

REINSTATEMENT

A terminated Policy may be reinstated within three years of the date of default and before the Final Payment Date. The reinstatement takes effect on the monthly processing date following the date you submit to us:

    - Written application for reinstatement

    - Evidence of insurability showing that the Insured is insurable according to our underwriting rules and

    - A payment that, after the deduction of the payment expense charge, is large enough to cover the minimum amount payable

Policies which have been surrendered may not be reinstated.

MINIMUM AMOUNT PAYABLE -- If reinstatement is requested when less than 48 Monthly Deductions have been paid since the Date of Issue or increase in the Face Amount, you must pay for the lesser of three minimum monthly premiums and three Monthly Deductions.

If you request reinstatement more than 48 Monthly Processing Dates from the Date of Issue or increase in the Face Amount, you must pay 3 monthly deductions.

SURRENDER CHARGE -- The surrender charge on the date of reinstatement is the surrender charge that was in effect on the date of termination.

POLICY VALUE ON REINSTATEMENT -- The Policy Value on the date of reinstatement is:

    - The net payment made to reinstate the Policy and interest earned from the date the payment was received at our Principal Office PLUS

    - The Policy Value less any Outstanding Loan on the date of default (not to exceed the surrender charge on the date of reinstatement) MINUS

    - The Monthly Deductions due on the date of reinstatement

You may reinstate any Outstanding Loan.

                            OTHER POLICY PROVISIONS

POLICY OWNER

The Policy Owner is the Insured unless another Policy owner has been named in the application or enrollment form. As Policy owner, you are entitled to exercise all rights under your Policy while the Insured is alive, with the consent of any irrevocable beneficiary. The consent of the Insured is required whenever the Face Amount is increased.

BENEFICIARY

The beneficiary is the person or persons to whom the Net Death Benefit is payable on the Insured's death. Unless otherwise stated in the Policy, the beneficiary has no rights in the Policy before the Insured dies. While the Insured is alive, you may change the beneficiary, unless you have declared the beneficiary to be irrevocable. If no beneficiary is alive when the Insured dies, the Policy owner (or the Policy owner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, we will pay each beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries proportionally.

ASSIGNMENT

You may assign a Policy as collateral or make an absolute assignment. All Policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Principal Office. When recorded, the assignment will take effect on the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

THE FOLLOWING POLICY PROVISIONS MAY VARY BY STATE.

LIMIT ON RIGHT TO CHALLENGE POLICY

We cannot challenge the validity of your Policy if the Insured was alive after the Policy had been in force for two years from the Date of Issue. Also, we cannot challenge the validity of any increase in the Face Amount if the Insured was alive after the increase was in force for two years from the effective date of the increase.

SUICIDE

The Net Death Benefit will not be paid if the Insured commits suicide, while sane or insane, within two years from the Date of Issue. Instead, we will pay the beneficiary all payments made for the Policy, without interest, less any Outstanding Loan and partial withdrawals. If the Insured commits suicide, while sane or insane, within two years from any increase in Face Amount, we will not recognize the increase. We will pay to the beneficiary the Monthly Insurance Protection charges plus monthly expense charges paid for the increase.

MISSTATEMENT OF AGE OR SEX

If the Insured's age or sex is not correctly stated in the Policy application or enrollment form, we will adjust benefits under the Policy to reflect the correct age and sex. The adjusted benefit will be the benefit that the most recent Monthly Insurance Protection charge would have purchased for the correct age and sex. We will not reduce the death benefit to less than the Guideline Minimum Death Benefit. For a unisex Policy, there is no adjusted benefit for misstatement of sex.

DELAY OF PAYMENTS

Amounts payable from the Variable Account for surrender, partial withdrawals, Net Death Benefit, Policy loans and transfers may be postponed whenever:

    - The New York Stock Exchange is closed other than customary weekend and holiday closings

    - The SEC restricts trading on the New York Stock Exchange

    - The SEC determines an emergency exists, so that disposal of securities is not reasonably practicable or it is not reasonably practicable to compute the value of the Variable Account's net assets

We may delay paying any amounts derived from payments you made by check until the check has cleared your bank.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months.

                           FEDERAL TAX CONSIDERATIONS

The following summary of federal tax considerations is based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Policies. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Policy owner is a corporation or the trustee of an employee benefit plan. You should consult a qualified tax adviser to apply the law to your circumstances.

THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under Subchapter L of the Code. We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Variable Account. We do not currently charge for federal income taxes respecting the Variable Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Variable Account.

Under current laws, the Company may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Variable Account, we may charge for taxes paid or for tax reserves.

TAXATION OF THE POLICIES

We believe that the Policies described in this Prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the relationship of the Policy Value to the death benefit. So long as the Policies are life insurance contracts, the Net Death Benefits of the Policies are excludable from the gross income of the beneficiaries. Also, any increase in Policy Value is not taxable until received by you or your designee (but see "Modified Endowment Policies").

Federal tax law requires that the investment of each sub-account funding the Policies be adequately diversified according to Treasury regulations. Although we do not have control over the investments of the funds, we believe that the funds currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Policy owners may direct their investments to divisions of a separate investment account. Regulations may provide guidance in the future. The Policies or our administrative rules may be modified as necessary to prevent a Policy owner from being considered the owner of the assets of the Variable Account.

A surrender, partial withdrawal, change in Death Benefit Option, change in the Face Amount, lapse with Policy loan outstanding, or assignment of the Policy may have tax consequences. Within the first fifteen Policy years, a distribution of cash required under Section 7702 of the Code because of a reduction of benefits under the Policy will be taxed to the Policy owner as ordinary income respecting any investment earnings. Federal, state and local income, estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Insured, policy owner or beneficiary.

POLICY LOANS

We believe that non-preferred loans received under the Policy will be treated as an indebtedness of the Policy Owner for federal income tax purposes. Under current law, these loans will not constitute income for the Policy Owner while the Policy is in force (but see "Modified Endowment Policies"). There is a risk, however, that a preferred loan may be characterized by the Internal Revenue Service ("IRS") as a withdrawal and taxed accordingly. At the present time, the IRS has not issued any guidance on whether loans with the attributes of a preferred loan should be treated differently than a non-preferred loan. This lack of specific guidance makes the tax treatment of preferred loans uncertain. In the event IRS guidelines are issued in the future, you may convert your preferred loan to a non-preferred loan. However, it is possible that, notwithstanding the conversion, some or all of the loan could be treated as a taxable distribution from the Policy.

Section 264 of the Code restricts the deduction of interest on Policy loans. Consumer interest paid on Policy loans under an individually owned Policy is not tax deductible. Generally, no tax deduction for interest is allowed on Policy loans, if the Insured is an officer or employee of, or is financially interested in, any business carried on by the taxpayer. There is an exception to this rule which permits a deduction for interest on loans up to $50,000 related to business-owned policies covering officers or 20-percent owners, up to a maximum equal to the greater of (1) five individuals or (2) the lesser of (a) 5% of the total number of officers and employees of the corporation or (b) 20 individuals.

MODIFIED ENDOWMENT POLICIES

The Technical and Miscellaneous Revenue Act of 1988 ("1988 Act") adversely affects the tax treatment of distributions under so-called "modified endowment contracts." Under the 1988 Act, a Policy may be considered a "modified endowment contract" if:

Total payments during the first seven Policy years (or within seven years of a material change in the Policy) EXCEED

    - The total net level payments payable had the Policy provided for paid-up future benefits after making seven level annual payments.

In addition, if benefits are reduced at anytime during the life of the policy, there may be adverse tax consequences. Please consult your tax adviser.

If the Policy is considered a modified endowment contract, distributions (including Policy loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis and includible in gross income to the extent that the surrender value exceeds the policy owner's investment in the Policy. Any other amounts will be treated as a return of capital up to the Policy Owner's basis in the Policy. A 10% additional tax is imposed on that part of any distribution that is includible in income, unless the distribution is:

    - Made after the taxpayer becomes disabled,

    - Made after the taxpayer attains age 59 1/2, or

    - Part of a series of substantially equal periodic payments for the taxpayer's life or life expectancy or joint life expectancies of the taxpayer and beneficiary.

All modified endowment contracts issued by the same insurance company to the same policy owner during any calendar year will be treated as a single modified endowment contract in computing taxable distributions.

Currently, we review each Policy when payments are received to determine if the payment will render the Policy a modified endowment contract. If a payment would so render the Policy, we will notify you of the option of requesting a refund of the excess payment. The refund process must be completed within 60 days after the Policy anniversary or the Policy will be permanently classified as a modified endowment contract.

                                 VOTING RIGHTS

Where the law requires, we will vote fund shares that each sub-account holds according to instructions received from Policy Owners with Policy Value in the sub-account. If, under the 1940 Act or its rules, we may vote shares in our own right, whether or not the shares relate to the Policies, we reserve the right to do so.

We will provide each person having a voting interest in a fund with proxy materials and voting instructions. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote in the same proportion our shares held in the Variable Account that does not relate to the Policies.

We will compute the number of votes that a Policy owner has the right to instruct on the record date established for the fund. This number is the quotient of:

    - Each Policy Owner's Policy Value in the sub-account divided by

    - The net asset value of one share in the fund in which the assets of the sub-account are invested

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that Fund shares be voted so as
(1) to cause to change in the sub-classification or investment objective of one or more of the Funds, or (2) to approve or disapprove an investment advisory contract for the Funds. In addition, we may disregard voting instructions that are in favor of any change in the investment policies or in any investment adviser or principal underwriter if the change has been initiated by Contract

Owners or the Trustees. Our disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise is inappropriate in light of the objectives and purposes of the Funds. In the event we do disregard voting instructions, a summary of and the reasons for that action will be included in the next periodic report to Contract Owners.

                DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY           PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------           ----------------------------------------------
Bruce C. Anderson                     Director (since 1996) and Vice President (since 1984)
  Director and Vice President         of First Allmerica

Warren E. Barnes                      Vice President (since 1996) and Corporate Controller
  Vice President and Corporate        (since 1998) of First Allmerica
  Controller

Mark R. Colborn                       Director (since 2000) and Vice President (since 1992)
  Director and Vice President         of First Allmerica

Charles F. Cronin                     Secretary and Counsel (since 2000) of First
  Secretary and Counsel               Allmerica; Counsel (since 1996) of First Allmerica;
                                      Attorney (1991-1996) of Nutter, McClennen & Fish

J. Kendall Huber                      Director, Vice President and General Counsel (since
  Director, Vice President and        2000) of First Allmerica; Vice President (1999) of
  General Counsel                     Promos Hotel Corporation; Vice President and Deputy
                                      General Counsel (1998-1999) of Legg Mason, Inc.; Vice
                                      President and Deputy General Counsel (1995-1998) of
                                      USF&G Corporation

John P. Kavanaugh                     Director and Chief Investment Officer (since 1996)
  Director, Vice President and Chief  and Vice President (since 1991) of First Allmerica;
  Investment Officer                  Director (since 1996) and President (since 1995) of
                                      Allmerica Asset Management, Inc.

Mark C. McGivney                      Vice President (since 1997) and Treasurer (since
  Vice President and Treasurer        2000) of First Allmerica; Associate, Investment
                                      Banking (1996-1997) of Merrill Lynch & Co.

John F. O'Brien                       Director, President and Chief Executive Officer
  Director, President and Chief       (since 1989) of First Allmerica
  Executive Officer

Edward J. Parry, III                  Director and Chief Financial Officer (since 1996),
  Director, Vice President and Chief  Vice President (since 1993) and Treasurer (1993-2000)
  Financial Officer                   of First Allmerica

Richard M. Reilly                     Director (since 1996) and Vice President (since 1990)
  Director and Vice President         of First Allmerica; Director (since 1990), President
                                      and Chief Executive Officer (since 1995) of Allmerica
                                      Financial Life Insurance and Annuity Company;
                                      Director and President (since 1998) of Allmerica
                                      Financial Investment Management Services, Inc.

Robert P. Restrepo, Jr.               Director and Vice President (since 1998) of First
  Director and Vice President         Allmerica; Chief Executive Officer (1996 to 1998) of
                                      Travelers Property & Casualty; Senior Vice President
                                      (1993 to 1996) of Aetna Life & Casualty Company

NAME AND POSITION WITH COMPANY           PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------           ----------------------------------------------
Eric A. Simonsen                      Director (since 1996) and Vice President (since 1990)
  Director and Vice President         of First Allmerica

Gregory D. Tranter                    Director and Vice President (since 2000) of First
  Director and Vice President         Allmerica; Vice President (1996-1998) of Travelers
                                      Property & Casualty; Director of Geico Team
                                      (1983-1996) of Aetna Life & Casualty

                                  DISTRIBUTION

Allmerica Investments, Inc., an indirect wholly owned subsidiary of First Allmerica, acts as the principal underwriter and general distributor of the Policies. Allmerica Investments, Inc. is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Broker-dealers sell the Policies through their registered representatives who are appointed by us.

We pay to broker-dealers who sell the Policy commissions based on a commission schedule. After the Date of Issue or an increase in Face Amount, commissions will be 90% of the first-year payments up to a payment amount we established and 4.00% of any excess. Commissions will be 4.00% for subsequent payments in Years 2-10, and 2% for Years 11 and over. To the extent permitted by NASD rules, overrides and promotional incentives or payments may also be provided to General Agents, independent marketing organizations, and broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

Commissions paid on the Policies, including other incentives or payments, are not charged to Policy Owners or to the Variable Account.

                                    REPORTS

We will maintain the records for the Variable Account. We will promptly send you statements of transactions under your Policy, including:

    - Payments

    - Changes in Face Amount

    - Changes in death benefit option

    - Transfers among Sub-Accounts and the Fixed Account

    - Partial withdrawals

    - Increases in loan amount or loan repayments

    - Lapse or termination for any reason

    - Reinstatement

We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Policy year. The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/ annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement. It will also set forth the status of the death benefit, Policy Value, Surrender Value, amounts in the Sub-Accounts and Fixed Account, and any Policy loans. We will send you reports containing financial statements and other information for the Variable Account and the Underlying Funds as the 1940 Act requires.

                               LEGAL PROCEEDINGS

There are no pending legal proceedings involving the Variable Account or its assets. The Company and Allmerica Investments, Inc. are not involved in any litigation that is materially important to their total assets.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts. We may redeem the shares of a Fund and substitute shares of another registered open-end management company, if:

    - The shares of the fund are no longer available for investment or

    - In our judgment further investment in the Fund would be improper based on the purposes of the Variable Account or the affected Sub-Account

Where the 1940 Act or other law requires, we will not substitute any shares respecting a Policy interest in a sub-account without notice to Policy Owners and prior approval of the SEC and state insurance authorities. The Variable Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Policy Owner's request.

We reserve the right to establish additional sub-accounts funded by a new fund or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

Shares of the funds are issued to other separate accounts of the Company and its affiliates that fund variable annuity contracts ("mixed funding"). Shares of the Company and the Underlying Funds are also issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life Policy Owners or variable annuity Policy Owners. The Company and the Underlying Funds do not believe that mixed funding is currently disadvantageous to either variable life insurance Policy Owners or variable annuity Policy Owners. The Company and the Trustees will monitor events to identify any material conflicts among Policy Owners because of mixed and shared funding. If the Trustees conclude that separate funds should be established for variable life and variable annuity separate accounts, we will bear the expenses.

We may change the Policy to reflect a substitution or other change and will notify Policy Owners of the change. Subject to any approvals the law may require, the Variable Account or any sub-accounts may be:

    - Operated as a management company under the 1940 Act

    - Deregistered under the 1940 Act if registration is no longer required or

    - Combined with other sub-accounts or our other separate accounts

                              FURTHER INFORMATION

We have filed a 1933 Act registration statement for this offering with the SEC. Under SEC rules and regulations, we have omitted from this Prospectus part of the registration statement and amendments.

Statements contained in this Prospectus are summaries of the Policy and other legal documents. The complete documents and omitted information may be obtained from the SEC's Principal Office in Washington, D.C., on payment of the SEC's prescribed fees.

                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

This Prospectus serves as a disclosure document only for the aspects of the Policy relating to the Variable Account. For complete details on the Fixed Account, read the Policy itself. The Fixed Account and other interests in the general account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. The 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Policy and the Fixed Account. The SEC has not reviewed the disclosures in this section of the Prospectus.

GENERAL DESCRIPTION

You may allocate part or all of your net payments to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our general account. The general account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our general account assets and are used to support insurance and annuity obligations.

FIXED ACCOUNT INTEREST

We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The minimum interest we will credit on amounts allocated to the Fixed Account is 4.0% compounded annually. "Excess interest" may or may not be credited at our sole discretion. We will guarantee initial rates on amounts allocated to the Fixed Account, either as payments or transfers, to the next Policy anniversary. At each Policy anniversary, we will credit the then current interest rate to money remaining in the Fixed Account. We will guarantee this rate for one year. Thus, if a payment has been allocated to the Fixed Account for less than one Policy year, the interest rate credited to such payment may be greater or less than the interest rate credited to payments that have been allocated to the Policy for more than one Policy year.

Policy loans may also be made from the Policy Value in the Fixed Account. We will credit that part of the Policy Value that is equal to any Outstanding Loan with interest at an effective annual yield of at least 4.0%.

We may delay transfers, surrenders, partial withdrawals, Net Death Benefits and Policy loans up to six months. However, if payment is delayed for 30 days or more, we will pay interest at our then current interest rate. The rate applied will be at least equal to the rate required by state law for deferment of payments. Amounts from the Fixed Account used to make payments on policies that we or our affiliates issue will not be delayed.

SURRENDERS, PARTIAL WITHDRAWALS AND TRANSFERS

If a Policy is surrendered or if a partial withdrawal is made, a surrender charge or partial withdrawal charge may be imposed. On a decrease in Face Amount, the surrender charge deducted is a fraction of the charge that would apply to a full surrender. We deduct partial withdrawals from Policy Value allocated to the Fixed Account on a last-in/first-out basis. This means that the last payments allocated to Fixed Account will be withdrawn first. The first 12 transfers in a Policy year currently are free. After that, we may deduct a $10 transfer charge for each transfer in that Policy year. The transfer privilege is subject to our consent and to our then current rules.

                            INDEPENDENT ACCOUNTANTS

The financial statements of the Company as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, included in this Prospectus constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              FINANCIAL STATEMENTS

Financial Statements for the Company and for the Variable Account are included in this Prospectus, beginning immediately after the Appendices. The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                   APPENDIX A
                 GUIDELINE MINIMUM DEATH BENEFIT FACTORS TABLE

              (DEATH BENEFIT OPTION 1 AND DEATH BENEFIT OPTION 2)

Under Death Benefit Option 1 and Death Benefit Option 2, the Guideline Minimum Death Benefit is a percentage of the Policy Value as set forth below:

                    GUIDELINE MINIMUM DEATH BENEFIT FACTORS

                                                            Percentage of
Attained Age                                                Policy Value
------------                                                -------------
    40 and under..........................................      250%
    41....................................................      243%
    42....................................................      236%
    43....................................................      229%
    44....................................................      222%
    45....................................................      215%
    46....................................................      209%
    47....................................................      203%
    48....................................................      197%
    49....................................................      191%
    50....................................................      185%
    51....................................................      178%
    52....................................................      171%
    53....................................................      164%
    54....................................................      157%
    55....................................................      150%
    56....................................................      146%
    57....................................................      142%
    58....................................................      138%
    59....................................................      134%
    60....................................................      130%
    61....................................................      128%
    62....................................................      126%
    63....................................................      124%
    64....................................................      122%
    65....................................................      120%
    66....................................................      119%
    67....................................................      118%
    68....................................................      117%
    69....................................................      116%
    70....................................................      115%
    71....................................................      113%
    72....................................................      111%
    73....................................................      109%
    74....................................................      107%
    75 - 90...............................................      105%
    91....................................................      104%
    92....................................................      103%
    93....................................................      102%
    94....................................................      101%
    95 and above..........................................      100%

                                   APPENDIX B
                          OPTIONAL INSURANCE BENEFITS

This Appendix provides only a summary of other insurance benefits available by Rider for an additional charge. For more information, contact your representative.

WAIVER OF PREMIUM RIDER

This Rider provides that, during periods of total disability continuing more than four months, we will add to the Policy Value each month an amount you selected or the amount needed to pay the Monthly Insurance Protection charges, whichever is greater. This amount will keep the Policy in force. This benefit is subject to our maximum issue benefits. Its cost will change yearly.

OTHER INSURED RIDER

This Rider provides a term insurance benefit for up to five Insureds. At present this benefit is only available for the spouse and children of the primary Insured. The Rider includes a feature that allows the "other Insured" to convert the coverage to a flexible premium adjustable life insurance policy.

TERM LIFE INSURANCE RIDER

This Rider provides an additional term insurance benefit for the primary
Insured.

CERTAIN RIDERS MAY NOT BE AVAILABLE IN ALL STATES.

                                   APPENDIX C
                                PAYMENT OPTIONS

PAYMENT OPTIONS

On written request, the surrender value or all or part of any payable Net Death Benefit may be paid under one or more payment options then offered by the Company. If you do not make an election, we will pay the benefits in a single sum. If a payment Level Death Benefit Options selected, the beneficiary may pay to us any amount that would otherwise be deducted from the death benefit. A certificate will be provided to the payee describing the payment option selected.

The amounts payable under a payment option are paid from the general account. These amounts are not based on the investment experience of the Variable Account.

SELECTION OF PAYMENT OPTIONS

The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the Policy Owner and beneficiary provisions, any option selection may be changed before the Net Death Benefit becomes payable. If you make no selection, the beneficiary may select an option when the Net Death Benefit becomes payable.

                                   APPENDIX D
                 ILLUSTRATIONS OF DEATH BENEFIT, POLICY VALUES
                            AND ACCUMULATED PAYMENTS

The following tables illustrate the way in which the Policy's death benefit and Policy Value could vary over an extended period of time. ON REQUEST, WE WILL PROVIDE A COMPARABLE ILLUSTRATION BASED ON THE PROPOSED INSURED'S AGE, SEX, AND UNDERWRITING CLASS, AND THE REQUESTED FACE AMOUNT, DEATH BENEFIT OPTION AND RIDERS.

ASSUMPTIONS

The tables illustrate a Policy issued to a male, Age 30, under a standard Underwriting Class and qualifying for the non-smoker discount, and a Policy issued to a male, Age 45, under a standard Underwriting Class and qualifying for the non-smoker discount. In each case, one table illustrates the guaranteed cost of insurance rates and the other table illustrates the current costs of insurance rates as presently in effect.

The tables assume that no Policy loans have been made, that you have not requested an increase or decrease in the initial Face Amount, that no partial withdrawals have been made, and that no transfers above 12 have been made in any Policy year (so that no transaction or transfer charges have been incurred).

The tables assumed that all premiums are allocated to and remain in the Variable Account for the entire period shown. The tables are based on hypothetical gross investment rates of return for the Underlying Fund (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross (after tax) annual rate of 0%, 6%, and 12%. The second column of the tables show the amount which would accumulate if the premiums were invested each year to earn interest (after taxes) at 5%, compounded annually.

The Policy Values and Death Proceeds would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual Policy years. The values also would be different depending on the allocation of the Policy's total Policy Value among the Sub-Accounts of the Variable Account, if the actual rates of return averaged 0%, 6% or 12%, but the rates of each Underlying Fund varied above and below such averages.

DEDUCTIONS FOR CHARGES

The amounts shown in the tables take into account the deduction of the payment expense charge from premiums and the monthly deduction from Policy Value.

EXPENSES OF THE UNDERLYING FUNDS

The amounts shown in the tables also take into account the Underlying Fund advisory fees and operating expenses, which are assumed to be at an annual rate of 1.00% of the average daily net assets of the Underlying Funds. The actual fees and expenses of each Underlying Fund vary, and in 2000, ranged from an annual rate of 0.33% to an annual rate of 2.11% of average daily net assets. The fees and expenses associated with your Policy may be more or less than 1.00% in the aggregate, depending upon how you make allocations of Policy Value among the Sub-Accounts.

Through December 31, 2001, Allmerica Financial Investment Management Services, Inc. ("AFIMS") has declared a voluntary expense limitation of 1.50% of average net assets for AIT Select International Equity Fund, 1.35% for AIT Select Aggressive Growth Fund and AIT Select Capital Appreciation Fund, 1.25% for AIT Select Value Opportunity Fund, 1.20% for AIT Select Growth Fund, AIT Select Strategic Growth Fund and AIT Core Equity Fund, 1.10% for AIT Select Growth and Income Fund, 1.00% for AIT Select Strategic Income Fund, AIT Select Investment Grade Income Fund and AIT Government Bond Fund, and 0.60% for AIT Money Market Fund and AIT Equity Index Fund. The total operating expenses of the funds were less than their respective expense limitations throughout 2000.

In addition, through December 31, 2001, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the AIT Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-advisor. Through December 31, 2001, the AIT Select Value Opportunity Fund's management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets. The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds.

A I M Advisors, Inc., the investment advisor of AIM V.I. Aggressive Growth Fund, has agreed to waive fees and/or reimburse expenses (excluding interest, taxes, dividend expense on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to limit total annual fund operating expenses to 1.40% of average daily net assets of the AIM V.I. Aggressive Growth Fund until December 31, 2001. Total annual fund operating expenses before waivers and reimbursements were 2.13%.

The investment advisor of Deutsche VIT EAFE Equity Index Fund and Deutsche VIT Small Cap Index Fund has voluntarily agreed to waive its fee and to reimburse the Fund for certain expenses resulting in a reduction of total expenses. Absent any waiver or reimbursement, the Total Fund Expenses would have been .92% and
 .69% for Deutsche VIT EAFE Equity Index Fund and Deutsche VIT Small Cap Index Fund , respectively, for the year ended December 31, 2000.

The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the FT VIP Franklin Small Cap Fund's investment in Franklin Templeton Money Fund.This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Including this reduction the Total Operating Expenses were 1.02%.

Pioneer Investment Management, Inc. ("Pioneer") has agreed voluntarily through December 31, 2001 to limit its management fee and, if necessary, to limit other operating expenses of Class I shares of the Pioneer Emerging Markets VCT Portfolio and the Pioneer High Yield VCT Portfolio to 1.75% and 1.25%, respectively, of the average daily net assets attributable to Class I shares. The portion of portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses are reduced for Class I shares. The declaration of a voluntary limitation and/or reimbursement in any year does not bind Pioneer to declare further expense limitations with respect to these portfolios. These agreements are voluntary and may be terminated with notice.

Excluding certain offset arrangements, but after the effect of the voluntary limitation, expenses attributable to Class II shares would have been 2.11% for the Pioneer Emerging Markets VCT Portfolio. For the fiscal year ended December 31, 2000, assuming no voluntary limitations and no expense offset arrangements, portfolio expenses as a percentage of average daily net assets attributable to Class II shares were 4.47% for the Pioneer Emerging Markets VCT Portfolio.

Total expenses are gross of amounts paid in connection with certain expense offset arrangements. Assuming reduction for expense offset arrangements, total operating expenses attributable to Class II shares for the fiscal period ended December 31, 2000, were 2.09% for the Pioneer Emerging Markets VCT Portfolio.

Pioneer has agreed voluntarily through December 31, 2001 to limit its management fee and, if necessary, to limit other operating expenses of Class I shares of the Pioneer Fund VCT Portfolio and Pioneer Real Estate Growth VCT Portfolio to 1.25% of the average daily net assets attributable to Class I shares. The portion of portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses are reduced for Class I shares. The total operating expenses attributable to Class I shares of these portfolios were less than their respective expense limitations during 2000. The declaration of a voluntary limitation and/or reimbursement in any year does not bind Pioneer to declare further expense limitations with respect to these portfolios. These agreements are voluntary and may be terminated with notice.

Pursuant to their respective agreements with Scudder Variable Series II, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 2001, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the following described portfolios to the amounts set forth after the portfolio names: SVS Dreman Financial Services (0.99%) and Scudder Technology Growth (0.95%).

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

NET ANNUAL RATES OF INVESTMENT

Applying the average Fund advisory fees and operating expenses of 1.00% of average net assets, in the Current Cost of Insurance Charges tables the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -1.00%, 5.00% and 11.00%. In the Guaranteed Cost of Insurance Charges tables, the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -1.00%, 5.00% and 11.00%, respectively.

The hypothetical returns shown in the tables do not reflect any charges for income taxes against the Variable Account since no charges are currently made. However, if in the future the charges are made, to produce illustrated death benefits and cash values, the gross annual investment rates of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges. The second column of the tables shows the amount that would accumulate if the Guideline Annual Premium were invested to earn interest (after taxes) at 5%, compounded annually.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              VARIABLE LIFE POLICY

                                                           FACE AMOUNT = $75,000

                                                          MALE NON-SMOKER AGE 30

                                                          DEATH BENEFIT OPTION 2

                 BASED ON CURRENT MONTHLY INSURANCE PROTECTION
                             CHARGES WITHOUT RIDERS

           PREMIUMS           HYPOTHETICAL 0%                HYPOTHETICAL 6%                 HYPOTHETICAL 12%
          PAID PLUS       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
           INTEREST    -----------------------------  -----------------------------  ---------------------------------
 POLICY     AT 5%      SURRENDER   POLICY     DEATH   SURRENDER   POLICY     DEATH    SURRENDER     POLICY     DEATH
  YEAR   PER YEAR (1)    VALUE    VALUE (2)  BENEFIT    VALUE    VALUE (2)  BENEFIT     VALUE      VALUE (2)  BENEFIT
 ------  ------------  ---------  ---------  -------  ---------  ---------  -------  ------------  ---------  --------
   1         1,092           0        659    75,659         0        707     75,707          0          756    75,756
   2         2,239           0      1,310    76,310        99      1,449     76,449        244        1,595    76,595
   3         3,443         769      1,951    76,951     1,042      2,224     77,224      1,339        2,520    77,520
   4         4,707       1,570      2,583    77,583     2,022      3,035     78,035      2,532        3,545    78,545
   5         6,034       2,363      3,207    78,207     3,039      3,883     78,883      3,834        4,678    79,678
   6         7,428       3,146      3,822    78,822     4,094      4,770     79,770      5,256        5,931    80,931
   7         8,891       3,915      4,422    79,422     5,185      5,692     80,692      6,805        7,312    82,312
   8        10,428       4,672      5,010    80,010     6,315      6,652     81,652      8,497        8,835    83,835
   9        12,041       5,414      5,583    80,583     7,482      7,651     82,651     10,344       10,513    85,513
   10       13,735       6,144      6,144    81,144     8,690      8,690     83,690     12,365       12,365    87,365
   11       15,514       6,860      6,860    81,860     9,954      9,954     84,954     14,605       14,605    89,605
   12       17,382       7,564      7,564    82,564    11,275     11,275     86,275     17,084       17,084    92,084
   13       19,343       8,249      8,249    83,249    12,649     12,649     87,649     19,823       19,823    94,823
   14       21,402       8,920      8,920    83,920    14,085     14,085     89,085     22,855       22,855    97,855
   15       23,564       9,574      9,574    84,574    15,581     15,581     90,581     26,208       26,208   101,208
   16       25,834      10,211     10,211    85,211    17,140     17,140     92,140     29,918       29,918   104,918
   17       28,218      10,828     10,828    85,828    18,764     18,764     93,764     34,020       34,020   109,020
   18       30,721      11,425     11,425    86,425    20,454     20,454     95,454     38,556       38,556   113,556
   19       33,349      12,000     12,000    87,000    22,211     22,211     97,211     43,573       43,573   118,573
   20       36,108      12,553     12,553    87,553    24,039     24,039     99,039     49,122       49,122   124,122
 Age 60     72,551      16,513     16,513    91,513    46,574     46,574    121,574    149,939      149,939   224,939
 Age 65     98,630      16,858     16,858    91,858    60,877     60,877    135,877    254,127      254,127   329,127
 Age 70    131,913      15,269     15,269    90,269    76,889     76,889    151,889    426,773      426,773   501,773
 Age 75    174,393      10,668     10,668    85,668    93,707     93,707    168,707    712,923      712,923   787,923

(1) Assumes a $1,040 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              VARIABLE LIFE POLICY

                                                           FACE AMOUNT = $75,000

                                                          MALE NON-SMOKER AGE 30

                                                          DEATH BENEFIT OPTION 2

                BASED ON GUARANTEED MONTHLY INSURANCE PROTECTION
                             CHARGES WITHOUT RIDERS

           PREMIUMS           HYPOTHETICAL 0%                HYPOTHETICAL 6%                 HYPOTHETICAL 12%
          PAID PLUS       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
           INTEREST    -----------------------------  -----------------------------  ---------------------------------
 POLICY     AT 5%      SURRENDER   POLICY     DEATH   SURRENDER   POLICY     DEATH    SURRENDER     POLICY     DEATH
  YEAR   PER YEAR (1)    VALUE    VALUE (2)  BENEFIT    VALUE    VALUE (2)  BENEFIT     VALUE      VALUE (2)  BENEFIT
 ------  ------------  ---------  ---------  -------  ---------  ---------  -------  ------------  ---------  --------
   1         1,092           0        610    75,610         0        657     75,657          0          705    75,705
   2         2,239           0      1,209    76,209         0      1,341     76,341        130        1,480    76,480
   3         3,443         613      1,795    76,795       871      2,053     77,053      1,152        2,334    77,334
   4         4,707       1,356      2,369    77,369     1,780      2,793     77,793      2,260        3,273    78,273
   5         6,034       2,084      2,929    77,929     2,716      3,560     78,560      3,460        4,305    79,305
   6         7,428       2,798      3,473    78,473     3,679      4,355     79,355      4,762        5,437    80,437
   7         8,891       3,497      4,004    79,004     4,672      5,179     80,179      6,175        6,681    81,681
   8        10,428       4,180      4,517    79,517     5,692      6,030     81,030      7,708        8,046    83,046
   9        12,041       4,845      5,014    80,014     6,741      6,910     81,910      9,374        9,543    84,543
   10       13,735       5,492      5,492    80,492     7,817      7,817     82,817     11,185       11,185    86,185
   11       15,514       6,121      6,121    81,121     8,936      8,936     83,936     13,183       13,183    88,183
   12       17,382       6,730      6,730    81,730    10,093     10,093     85,093     15,380       15,380    90,380
   13       19,343       7,316      7,316    82,316    11,291     11,291     86,291     17,799       17,799    92,799
   14       21,402       7,880      7,880    82,880    12,529     12,529     87,529     20,459       20,459    95,459
   15       23,564       8,421      8,421    83,421    13,809     13,809     88,809     23,387       23,387    98,387
   16       25,834       8,935      8,935    83,935    15,130     15,130     90,130     26,609       26,609   101,609
   17       28,218       9,424      9,424    84,424    16,492     16,492     91,492     30,154       30,154   105,154
   18       30,721       9,883      9,883    84,884    17,895     17,895     92,895     34,056       34,056   109,056
   19       33,349      10,314     10,314    85,314    19,341     19,341     94,341     38,350       38,350   113,350
   20       36,108      10,713     10,713    85,713    20,828     20,828     95,828     43,076       43,076   118,076
 Age 60     72,551      12,106     12,106    87,106    37,318     37,318    112,318    125,862      125,862   200,862
 Age 65     98,630       9,861      9,861    84,861    45,459     45,459    120,459    207,754      207,754   282,754
 Age 70    131,913       3,890      3,890    78,890    51,250     51,250    126,250    338,772      338,772   413,772
 Age 75    174,393           0          0    66,812    51,090     51,090    126,090    548,038      548,038   623,038

(1) Assumes a $1,040 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              VARIABLE LIFE POLICY

                                                          FACE AMOUNT = $250,000

                                                          MALE NON-SMOKER AGE 45

                                                          DEATH BENEFIT OPTION 1

                 BASED ON CURRENT MONTHLY INSURANCE PROTECTION
                             CHARGES WITHOUT RIDERS

           PREMIUMS           HYPOTHETICAL 0%                HYPOTHETICAL 6%                  HYPOTHETICAL 12%
          PAID PLUS       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
           INTEREST    -----------------------------  -----------------------------  ----------------------------------
 POLICY     AT 5%      SURRENDER   POLICY     DEATH   SURRENDER   POLICY     DEATH    SURRENDER     POLICY      DEATH
  YEAR   PER YEAR (1)    VALUE    VALUE (2)  BENEFIT    VALUE    VALUE (2)  BENEFIT     VALUE      VALUE (2)   BENEFIT
 ------  ------------  ---------  ---------  -------  ---------  ---------  -------  ------------  ---------  ---------
   1         6,330           0      4,229    250,000         0      4,524   250,000          0        4,820     250,000
   2        12,977       1,775      8,333    250,000     2,631      9,189   250,000      3,524       10,082     250,000
   3        19,957       6,578     12,316    250,000     8,266     14,004   250,000     10,100       15,838     250,000
   4        27,285      11,277     16,196    250,000    14,077     18,995   250,000     17,241       22,159     250,000
   5        34,980      15,888     19,987    250,000    20,085     24,183   250,000     25,023       29,121     250,000
   6        43,059      20,415     23,694    250,000    26,304     29,583   250,000     33,521       36,800     250,000
   7        51,543      24,865     27,324    250,000    32,752     35,211   250,000     42,821       45,280     250,000
   8        60,450      29,236     30,875    250,000    39,437     41,077   250,000     53,009       54,648     250,000
   9        69,803      33,522     34,341    250,000    46,366     47,185   250,000     64,178       64,998     250,000
   10       79,624      37,717     37,717    250,000    53,545     53,545   250,000     76,434       76,434     250,000
   11       89,935      42,131     42,131    250,000    61,378     61,378   250,000     90,392       90,392     250,000
   12      100,763      46,426     46,426    250,000    69,546     69,546   250,000    105,863      105,863     250,000
   13      112,131      50,583     50,583    250,000    78,052     78,052   250,000    123,014      123,014     250,000
   14      124,068      54,597     54,597    250,000    86,917     86,917   250,000    142,052      142,052     250,000
   15      136,602      58,469     58,469    250,000    96,163     96,163   250,000    163,214      163,214     250,000
   16      149,763      62,173     62,173    250,000   105,803    105,803   250,000    186,763      186,763     250,000
   17      163,581      65,750     65,750    250,000   115,897    115,897   250,000    212,964      212,964     272,593
   18      178,091      69,194     69,194    250,000   126,479    126,479   250,000    241,972      241,972     304,884
   19      193,326      72,502     72,502    250,000   137,583    137,583   250,000    274,087      274,087     339,867
   20      209,322      75,679     75,679    250,000   149,258    149,258   250,000    309,650      309,650     377,773
 Age 60    136,602      58,469     58,469    250,000    96,163     96,163   250,000    163,214      163,214     250,000
 Age 65    209,322      75,679     75,679    250,000   149,258    149,258   250,000    309,650      309,650     377,773
 Age 70    302,134      88,769     88,769    250,000   217,767    217,767   252,609    552,980      552,980     641,457
 Age 75    420,588      96,030     96,030    250,000   306,318    306,318   327,760    957,942      957,942   1,024,998

(1) Assumes a $6,029 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              VARIABLE LIFE POLICY

                                                          FACE AMOUNT = $250,000

                                                          MALE NON-SMOKER AGE 45

                                                          DEATH BENEFIT OPTION 1

                BASED ON GUARANTEED MONTHLY INSURANCE PROTECTION
                             CHARGES WITHOUT RIDERS

           PREMIUMS           HYPOTHETICAL 0%                HYPOTHETICAL 6%                  HYPOTHETICAL 12%
          PAID PLUS       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
           INTEREST    -----------------------------  -----------------------------  ----------------------------------
 POLICY     AT 5%      SURRENDER   POLICY     DEATH   SURRENDER   POLICY     DEATH    SURRENDER     POLICY      DEATH
  YEAR   PER YEAR (1)    VALUE    VALUE (2)  BENEFIT    VALUE    VALUE (2)  BENEFIT     VALUE      VALUE (2)   BENEFIT
 ------  ------------  ---------  ---------  -------  ---------  ---------  -------  ------------  ---------  ---------
   1         6,330           0      3,647    250,000         0      3,924   250,000          0        4,202     250,000
   2        12,977         624      7,182    250,000     1,409      7,967   250,000      2,229        8,787     250,000
   3        19,957       4,866     10,604    250,000     6,394     12,132   250,000      8,056       13,794     250,000
   4        27,285       8,994     13,913    250,000    11,505     16,423   250,000     14,350       19,268     250,000
   5        34,980      13,002     17,101    250,000    16,741     20,839   250,000     21,155       25,254     250,000
   6        43,059      16,889     20,168    250,000    22,107     25,386   250,000     28,526       31,805     250,000
   7        51,543      20,642     23,101    250,000    27,597     30,056   250,000     36,516       38,975     250,000
   8        60,450      24,251     25,890    250,000    33,205     34,845   250,000     45,182       46,822     250,000
   9        69,803      27,706     28,525    250,000    38,930     39,750   250,000     54,597       55,417     250,000
   10       79,624      30,992     30,992    250,000    44,765     44,765   250,000     64,835       64,835     250,000
   11       89,935      34,401     34,401    250,000    51,084     51,084   250,000     76,460       76,460     250,000
   12      100,763      37,622     37,622    250,000    57,591     57,591   250,000     89,288       89,288     250,000
   13      112,131      40,648     40,648    250,000    64,297     64,297   250,000    103,472      103,472     250,000
   14      124,068      43,472     43,472    250,000    71,211     71,211   250,000    119,189      119,189     250,000
   15      136,602      46,074     46,074    250,000    78,338     78,338   250,000    136,635      136,635     250,000
   16      149,763      48,436     48,436    250,000    85,685     85,685   250,000    156,044      156,044     250,000
   17      163,581      50,538     50,538    250,000    93,261     93,261   250,000    177,690      177,690     250,000
   18      178,091      52,348     52,348    250,000   101,074    101,074   250,000    201,895      201,895     254,387
   19      193,326      53,830     53,830    250,000   109,129    109,129   250,000    228,704      228,704     283,592
   20      209,322      54,944     54,944    250,000   117,440    117,440   250,000    258,237      258,237     315,049
 Age 60    136,602      46,074     46,074    250,000    78,338     78,338   250,000    136,635      136,635     250,000
 Age 65    209,322      54,944     54,944    250,000   117,440    117,440   250,000    258,237      258,237     315,049
 Age 70    302,134      53,657     53,657    250,000   164,059    164,059   250,000    456,854      456,854     529,951
 Age 75    420,588      33,690     33,690    250,000   225,293    225,293   250,000    779,499      779,499     834,064

(1) Assumes a $6,029 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              VARIABLE LIFE POLICY

                                                          FACE AMOUNT = $250,000

                                                          MALE NON-SMOKER AGE 45

                                                          DEATH BENEFIT OPTION 3

                 BASED ON CURRENT MONTHLY INSURANCE PROTECTION
                             CHARGES WITHOUT RIDERS

           PREMIUMS           HYPOTHETICAL 0%                HYPOTHETICAL 6%                  HYPOTHETICAL 12%
          PAID PLUS       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
           INTEREST    -----------------------------  -----------------------------  ----------------------------------
 POLICY     AT 5%      SURRENDER   POLICY     DEATH   SURRENDER   POLICY     DEATH    SURRENDER     POLICY      DEATH
  YEAR   PER YEAR (1)    VALUE    VALUE (2)  BENEFIT    VALUE    VALUE (2)  BENEFIT     VALUE      VALUE (2)   BENEFIT
 ------  ------------  ---------  ---------  -------  ---------  ---------  -------  ------------  ---------  ---------
   1         6,330           0      4,229    250,000         0      4,524   250,000          0        4,820     250,000
   2        12,977       1,775      8,333    250,000     2,631      9,189   250,000      3,524       10,082     250,000
   3        19,957       6,578     12,316    250,000     8,266     14,004   250,000     10,100       15,838     250,000
   4        27,285      11,277     16,196    250,000    14,077     18,995   250,000     17,241       22,159     250,000
   5        34,980      15,888     19,987    250,000    20,085     24,183   250,000     25,023       29,121     250,000
   6        43,059      20,415     23,694    250,000    26,304     29,583   250,000     33,521       36,800     250,000
   7        51,543      24,865     27,324    250,000    32,752     35,211   250,000     42,821       45,280     250,000
   8        60,450      29,236     30,875    250,000    39,437     41,077   250,000     53,009       54,648     250,000
   9        69,803      33,522     34,341    250,000    46,366     47,185   250,000     64,178       64,998     250,000
   10       79,624      37,717     37,717    250,000    53,545     53,545   250,000     76,434       76,434     250,000
   11       89,935      42,131     42,131    250,000    61,378     61,378   250,000     90,392       90,392     250,000
   12      100,763      46,426     46,426    250,000    69,546     69,546   250,000    105,863      105,863     250,000
   13      112,131      50,583     50,583    250,000    78,052     78,052   250,000    123,007      123,007     260,144
   14      124,068      54,597     54,597    250,000    86,917     86,917   250,000    141,906      141,906     291,579
   15      136,602      58,469     58,469    250,000    96,163     96,163   250,000    162,710      162,710     324,948
   16      149,763      62,173     62,173    250,000   105,803    105,803   250,000    185,582      185,582     360,389
   17      163,581      65,750     65,750    250,000   115,897    115,897   250,000    210,764      210,764     398,169
   18      178,091      69,194     69,194    250,000   126,479    126,479   250,000    238,479      238,479     438,499
   19      193,326      72,502     72,502    250,000   137,583    137,583   250,000    268,979      268,979     481,631
   20      209,322      75,679     75,679    250,000   149,215    149,215   260,342    302,552      302,552     527,874
 Age 60    136,602      58,469     58,469    250,000    96,163     96,163   250,000    162,710      162,710     324,948
 Age 65    209,322      75,679     75,679    250,000   149,215    149,215   260,342    302,552      302,552     527,874
 Age 70    302,134      88,769     88,769    250,000   214,297    214,297   331,523    527,040      527,040     815,344
 Age 75    420,588      96,030     96,030    250,000   292,172    292,172   407,230    884,452      884,452   1,232,751

(1) Assumes a $6,029 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              VARIABLE LIFE POLICY

                                                          FACE AMOUNT = $250,000

                                                          MALE NON-SMOKER AGE 45

                                                          DEATH BENEFIT OPTION 3

                BASED ON GUARANTEED MONTHLY INSURANCE PROTECTION
                             CHARGES WITHOUT RIDERS

           PREMIUMS           HYPOTHETICAL 0%                HYPOTHETICAL 6%                 HYPOTHETICAL 12%
          PAID PLUS       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
           INTEREST    -----------------------------  -----------------------------  ---------------------------------
 POLICY     AT 5%      SURRENDER   POLICY     DEATH   SURRENDER   POLICY     DEATH    SURRENDER     POLICY     DEATH
  YEAR   PER YEAR (1)    VALUE    VALUE (2)  BENEFIT    VALUE    VALUE (2)  BENEFIT     VALUE      VALUE (2)  BENEFIT
 ------  ------------  ---------  ---------  -------  ---------  ---------  -------  ------------  ---------  --------
   1         6,330           0      3,647    250,000         0      3,924   250,000          0        4,202   250,000
   2        12,977         624      7,182    250,000     1,409      7,967   250,000      2,229        8,787   250,000
   3        19,957       4,866     10,604    250,000     6,394     12,132   250,000      8,056       13,794   250,000
   4        27,285       8,994     13,913    250,000    11,505     16,423   250,000     14,350       19,268   250,000
   5        34,980      13,002     17,101    250,000    16,741     20,839   250,000     21,155       25,254   250,000
   6        43,059      16,889     20,168    250,000    22,107     25,386   250,000     28,526       31,805   250,000
   7        51,543      20,642     23,101    250,000    27,597     30,056   250,000     36,516       38,975   250,000
   8        60,450      24,251     25,890    250,000    33,205     34,845   250,000     45,182       46,822   250,000
   9        69,803      27,706     28,525    250,000    38,930     39,750   250,000     54,597       55,417   250,000
   10       79,624      30,992     30,992    250,000    44,765     44,765   250,000     64,835       64,835   250,000
   11       89,935      34,401     34,401    250,000    51,084     51,084   250,000     76,460       76,460   250,000
   12      100,763      37,622     37,622    250,000    57,591     57,591   250,000     89,288       89,288   250,000
   13      112,131      40,648     40,648    250,000    64,297     64,297   250,000    103,472      103,472   250,000
   14      124,068      43,472     43,472    250,000    71,211     71,211   250,000    119,189      119,189   250,000
   15      136,602      46,074     46,074    250,000    78,338     78,338   250,000    136,517      136,517   272,637
   16      149,763      48,436     48,436    250,000    85,685     85,685   250,000    155,405      155,405   301,787
   17      163,581      50,538     50,538    250,000    93,261     93,261   250,000    175,978      175,978   332,453
   18      178,091      52,348     52,348    250,000   101,074    101,074   250,000    198,360      198,360   364,731
   19      193,326      53,830     53,830    250,000   109,129    109,129   250,000    222,681      222,681   398,730
   20      209,322      54,944     54,944    250,000   117,440    117,440   250,000    249,075      249,075   434,570
 Age 60    136,602      46,074     46,074    250,000    78,338     78,338   250,000    136,517      136,517   272,637
 Age 65    209,322      54,944     54,944    250,000   117,440    117,440   250,000    249,075      249,075   434,570
 Age 70    302,134      53,657     53,657    250,000   164,032    164,032   253,762    417,948      417,948   646,576
 Age 75    420,588      33,690     33,690    250,000   217,052    217,052   302,528    665,355      665,355   927,374

(1) Assumes a $6,029 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX E
                    CALCULATION OF MAXIMUM SURRENDER CHARGES

A separate surrender charge is computed on the Date of Issue and on each increase in Face Amount. The maximum surrender charge is equal to a specified amount that is based on the age, sex, and underwriting class of the Insured, for each $1,000 of the Policy Face amount or increase in Face Amount.

A limitation on Surrender Charges is imposed based on the Standard Non-Forfeiture Law of each state. The maximum surrender charges at the Date of Issue and on each increase in Face Amount are shown in the table below. During the first year after issue or an increase in Face Amount, 100% of the surrender charge will apply to a full surrender or decrease in Face Amount. The amount of the Surrender Charges decreases by one-ninth (11.11%) annually to 0% by the 10th Contract year.

The Factors used to compute the maximum surrender charges vary with the issue age, sex (Male, Female, or Unisex) and underwriting class (Smoker or Nonsmoker) as indicated in the table below.

                MAXIMUM SURRENDER CHARGE PER $1,000 FACE AMOUNT

 Age at
issue or     Male       Male     Female     Female    Unisex     Unisex
increase   Nonsmoker   Smoker   Nonsmoker   Smoker   Nonsmoker   Smoker
--------   ---------   ------   ---------   ------   ---------   ------

    0          N/A     14.39        N/A     13.49        N/A     14.19
    1          N/A     14.36        N/A     13.48        N/A     14.16
    2          N/A     14.50        N/A     13.59        N/A     14.29
    3          N/A     14.65        N/A     13.71        N/A     14.44
    4          N/A     14.83        N/A     13.83        N/A     14.60
    5          N/A     15.01        N/A     13.95        N/A     14.77
    6          N/A     15.21        N/A     14.10        N/A     14.95
    7          N/A     15.41        N/A     14.25        N/A     15.15
    8          N/A     15.64        N/A     14.42        N/A     15.36
    9          N/A     15.87        N/A     14.59        N/A     15.58
   10          N/A     16.12        N/A     14.80        N/A     15.82
   11          N/A     16.38        N/A     14.99        N/A     16.07
   12          N/A     16.65        N/A     15.19        N/A     16.33
   13          N/A     16.93        N/A     15.41        N/A     16.60
   14          N/A     17.20        N/A     15.62        N/A     16.86
   15          N/A     17.49        N/A     15.85        N/A     17.14
   16          N/A     17.79        N/A     16.07        N/A     17.41
   17          N/A     18.06        N/A     16.31        N/A     17.70
   18        16.54     18.36      15.53     16.55      16.33     17.99
   19        16.75     18.67      15.74     16.81      16.55     18.29
   20        16.97     18.99      15.96     17.07      16.77     18.60
   21        17.21     19.34      16.19     17.35      17.00     18.93
   22        17.45     19.71      16.43     17.65      17.25     19.29
   23        17.74     20.10      16.69     17.96      17.53     19.67
   24        18.04     20.52      16.96     18.28      17.82     20.06
   25        18.36     20.94      17.30     18.63      18.14     20.47
   26        18.70     21.40      17.60     18.98      18.47     20.90
   27        19.05     21.87      17.91     19.35      18.82     21.35
   28        19.43     22.37      18.24     19.75      19.19     21.83
   29        19.84     22.92      18.59     20.17      19.58     22.35
   30        20.26     23.49      18.95     20.61      20.00     22.90

 Age at
issue or     Male       Male     Female     Female    Unisex     Unisex
increase   Nonsmoker   Smoker   Nonsmoker   Smoker   Nonsmoker   Smoker
--------   ---------   ------   ---------   ------   ---------   ------
   31        20.71     24.10      19.34     21.07      20.43     23.47
   32        21.19     24.75      19.74     21.57      20.89     24.09
   33        21.69     25.42      20.16     22.08      21.37     24.72
   34        22.21     26.13      20.60     22.60      21.88     25.39
   35        22.77     26.87      21.06     23.15      22.42     26.09
   36        23.29     27.55      21.48     23.65      22.92     26.73
   37        23.83     28.28      21.93     24.17      23.44     27.41
   38        24.40     29.03      22.40     24.73      23.99     28.12
   39        25.01     29.83      22.89     25.32      24.57     28.87
   40        25.66     30.67      23.41     25.93      25.19     29.66
   41        26.34     31.56      23.96     26.57      25.85     30.49
   42        27.07     32.50      24.54     27.24      26.54     31.37
   43        27.83     33.48      25.15     27.92      27.28     32.29
   44        28.65     34.53      25.79     28.63      28.05     33.25
   45        29.51     35.62      26.47     29.38      28.88     34.27
   46        30.41     36.79      27.18     30.16      29.73     35.34
   47        31.36     37.99      27.92     30.99      30.64     36.46
   48        32.35     39.22      28.71     31.85      31.58     37.60
   49        33.39     40.50      29.54     32.75      32.58     38.78
   50        34.48     41.83      30.41     33.70      33.62     40.01
   51        35.65     43.21      31.35     34.72      34.74     41.30
   52        36.90     44.65      32.34     35.79      35.93     42.64
   53        38.22     46.24      33.39     36.94      37.19     44.11
   54        39.63     47.92      34.50     38.14      38.53     45.67
   55        41.12     49.69      35.69     39.42      39.95     47.30
   56        42.59     51.44      36.88     40.72      41.35     48.92
   57        44.14     53.27      38.15     42.11      42.83     50.62
   58        45.76     53.32      39.51     43.62      44.39     52.38
   59        47.46     52.99      40.94     45.21      46.02     53.32
   60        49.24     52.66      42.45     46.88      47.73     53.00
   61        51.06     52.46      44.02     48.60      49.48     52.79
   62        52.98     52.25      45.67     50.43      51.33     52.56
   63        52.83     52.05      47.43     52.30      53.09     52.35
   64        52.48     51.85      49.30     53.06      52.76     52.14
   65        52.13     51.65      51.29     52.75      52.42     51.91
   66        52.02     51.55      53.43     52.69      52.32     51.83
   67        51.91     51.45      53.35     52.61      52.21     51.74
   68        51.80     51.36      53.25     52.53      52.10     51.65
   69        51.68     51.25      53.15     52.45      51.99     51.56
   70        51.56     51.15      53.04     52.36      51.87     51.46
   71        51.42     51.04      52.90     52.21      51.74     51.35
   72        51.28     50.92      52.76     52.07      51.60     51.23
   73        51.14     50.80      52.62     51.94      51.46     51.11
   74        50.99     50.68      52.46     51.80      51.31     50.99
   75        50.84     50.57      52.30     51.65      51.16     50.87
   76        50.68     50.43      52.14     51.50      51.01     50.74
   77        50.52     50.28      51.96     51.35      50.84     50.59
   78        50.36     50.14      51.79     51.19      50.68     50.44
   79        50.20     49.99      51.60     51.04      50.51     50.29

 Age at
issue or     Male       Male     Female     Female    Unisex     Unisex
increase   Nonsmoker   Smoker   Nonsmoker   Smoker   Nonsmoker   Smoker
--------   ---------   ------   ---------   ------   ---------   ------
   80        50.03     49.83      51.42     50.89      50.35     50.14
   81        49.88     49.70      51.22     50.73      50.18     50.00
   82        49.72     49.57      51.03     50.58      50.02     49.85
   83        49.56     49.42      50.83     50.42      49.85     49.70
   84        49.41     49.28      50.63     50.22      49.68     49.54
   85        49.24     49.13      50.42     50.01      49.51     49.36

                                    EXAMPLES

For the purpose of these examples, assume that a male, age 35, non-smoker purchases a $100,000 Policy. His surrender charge is calculated as follows:

The surrender charge is equal to $2,279.00 (22.79 X 100).

Example 1:

Assume the Policy Owner surrenders the Policy in the 10th Policy month. The surrender charge is $2,279.00.

Example 2:

Assume the Policy Owner surrenders the Policy in the 61st policy month. Also assume that the surrender charge decreases by 1/9th of the original surrender charge each year. In this example, the surrender charge would be $1,012.79

                                   APPENDIX F
                            PERFORMANCE INFORMATION

The Policies were first offered to the public in 2001. However, we may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the Sub-Accounts have been in existence, and based on the periods that the Underlying Funds have been in existence. The results for any period prior to the Policies being offered will be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts and the Funds.

Total return and average annual total return are based on the hypothetical profile of a representative Policy owner and historical earnings and are not intended to indicate future performance. "Total Return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the Funds' return.

Performance information for any sub-account reflects only the performance of a hypothetical investment in the sub-account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a fund's success in meeting its investment objectives.

We may compare performance information for a sub-account in reports and promotional literature to:

    - Standard & Poor's 500 Composite Stock Price Index ("S&P 500");

    - Dow Jones Industrial Average ("DJIA");

    - Shearson Lehman Aggregate Bond Index;

    - Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets;

    - Other groups of variable life separate accounts or other investment products tracked by Lipper Inc.;

    - Other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria; and

    - The Consumer Price Index.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administrative charges, separate account charges and fund management costs and expenses.

In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Policy owners and prospective Policy owners. These topics may include:

    - The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing);

    - The advantages and disadvantages of investing in tax-deferred and taxable investments;

    - Customer profiles and hypothetical payment and investment scenarios;

    - Financial management and tax and retirement planning; and

    - Investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Policies and the characteristics of and market for the financial instruments.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/heath insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Portfolios.

                                   APPENDIX G
                            MONTHLY EXPENSE CHARGES

A monthly expense charge is computed on the Date of Issue and on each increase in Face Amount. The Factors used to compute the monthly expense charges vary with the issue age and underwriting class (Smoker/ Nonsmoker) as indicated in the table below.

 Age at
issue or     Male       Male     Female     Female    Unisex     Unisex
increase   Nonsmoker   Smoker   Nonsmoker   Smoker   Nonsmoker   Smoker
--------   ---------   ------   ---------   ------   ---------   ------
    0          N/A      0.11        N/A      0.08        N/A      0.10
    1          N/A      0.11        N/A      0.08        N/A      0.11
    2          N/A      0.12        N/A      0.08        N/A      0.11
    3          N/A      0.12        N/A      0.08        N/A      0.11
    4          N/A      0.12        N/A      0.09        N/A      0.11
    5          N/A      0.12        N/A      0.09        N/A      0.12
    6          N/A      0.13        N/A      0.09        N/A      0.12
    7          N/A      0.13        N/A      0.09        N/A      0.12
    8          N/A      0.13        N/A      0.09        N/A      0.12
    9          N/A      0.14        N/A      0.10        N/A      0.13
   10          N/A      0.14        N/A      0.10        N/A      0.13
   11          N/A      0.14        N/A      0.10        N/A      0.13
   12          N/A      0.14        N/A      0.11        N/A      0.14
   13          N/A      0.15        N/A      0.11        N/A      0.14
   14          N/A      0.15        N/A      0.11        N/A      0.14
   15          N/A      0.15        N/A      0.11        N/A      0.15
   16          N/A      0.16        N/A      0.12        N/A      0.15
   17          N/A      0.16        N/A      0.12        N/A      0.15
   18         0.12      0.16       0.11      0.12       0.12      0.16
   19         0.13      0.17       0.11      0.13       0.12      0.16
   20         0.13      0.17       0.12      0.13       0.13      0.16
   21         0.13      0.17       0.12      0.13       0.13      0.17
   22         0.14      0.18       0.12      0.14       0.13      0.17
   23         0.14      0.18       0.12      0.14       0.14      0.17
   24         0.15      0.19       0.13      0.15       0.14      0.18
   25         0.15      0.19       0.13      0.15       0.15      0.18
   26         0.15      0.19       0.13      0.15       0.15      0.19
   27         0.16      0.20       0.14      0.16       0.15      0.19
   28         0.16      0.20       0.14      0.16       0.16      0.19
   29         0.17      0.21       0.14      0.17       0.16      0.20
   30         0.17      0.21       0.15      0.17       0.17      0.20
   31         0.17      0.21       0.15      0.17       0.17      0.21
   32         0.18      0.22       0.15      0.18       0.17      0.21
   33         0.18      0.22       0.15      0.18       0.18      0.21
   34         0.19      0.23       0.16      0.19       0.18      0.22
   35         0.19      0.23       0.16      0.19       0.18      0.22
   36         0.21      0.25       0.17      0.21       0.20      0.24
   37         0.22      0.27       0.19      0.22       0.21      0.26
   38         0.24      0.29       0.20      0.24       0.23      0.28
   39         0.25      0.31       0.21      0.25       0.24      0.29
   40         0.27      0.33       0.23      0.27       0.26      0.31
   41         0.28      0.34       0.24      0.28       0.27      0.33

 Age at
issue or     Male       Male     Female     Female    Unisex     Unisex
increase   Nonsmoker   Smoker   Nonsmoker   Smoker   Nonsmoker   Smoker
--------   ---------   ------   ---------   ------   ---------   ------
   42         0.30      0.36       0.25      0.30       0.29      0.35
   43         0.31      0.38       0.26      0.31       0.30      0.37
   44         0.33      0.40       0.28      0.33       0.32      0.39
   45         0.34      0.42       0.29      0.34       0.33      0.40
   46         0.36      0.44       0.30      0.36       0.35      0.42
   47         0.38      0.46       0.32      0.37       0.36      0.44
   48         0.39      0.48       0.33      0.39       0.38      0.46
   49         0.41      0.50       0.35      0.40       0.40      0.48
   50         0.43      0.52       0.36      0.42       0.42      0.50
   51         0.44      0.54       0.37      0.43       0.43      0.52
   52         0.46      0.56       0.38      0.45       0.44      0.53
   53         0.47      0.57       0.40      0.46       0.46      0.55
   54         0.49      0.59       0.41      0.48       0.47      0.57
   55         0.50      0.61       0.42      0.49       0.48      0.59
   56         0.53      0.65       0.45      0.52       0.51      0.62
   57         0.56      0.69       0.47      0.55       0.55      0.66
   58         0.60      0.72       0.50      0.58       0.58      0.70
   59         0.63      0.76       0.52      0.61       0.61      0.73
   60         0.66      0.80       0.55      0.64       0.64      0.77
   61         0.70      0.82       0.58      0.67       0.68      0.79
   62         0.74      0.83       0.61      0.71       0.71      0.81
   63         0.78      0.85       0.64      0.74       0.75      0.83
   64         0.82      0.86       0.67      0.78       0.79      0.85
   65         0.86      0.88       0.70      0.81       0.83      0.87
   66         0.86      0.88       0.70      0.80       0.83      0.86
   67         0.86      0.87       0.69      0.80       0.82      0.86
   68         0.85      0.87       0.69      0.79       0.82      0.85
   69         0.85      0.86       0.68      0.79       0.82      0.85
   70         0.85      0.86       0.68      0.78       0.82      0.84
   71         0.85      0.86       0.68      0.78       0.82      0.84
   72         0.85      0.86       0.68      0.78       0.82      0.84
   73         0.85      0.86       0.68      0.78       0.82      0.84
   74         0.85      0.86       0.68      0.78       0.82      0.84
   75         0.85      0.86       0.68      0.78       0.82      0.84
   76         0.85      0.86       0.68      0.78       0.82      0.84
   77         0.85      0.86       0.68      0.78       0.82      0.84
   78         0.85      0.86       0.68      0.78       0.82      0.84
   79         0.85      0.86       0.68      0.78       0.82      0.84
   80         0.85      0.86       0.68      0.78       0.82      0.84
   81         0.85      0.86       0.68      0.78       0.82      0.84
   82         0.85      0.86       0.68      0.78       0.82      0.84
   83         0.85      0.86       0.68      0.78       0.82      0.84
   84         0.85      0.86       0.68      0.78       0.82      0.84
   85         0.85      0.86       0.68      0.78       0.82      0.84

                                    EXAMPLES

For a male, age 35, non-smoker with a $100,000 policy, the monthly expense charge (per table) would be: $19 ($0.19 X 100)

For a male, age 50, non-smoker with a $100,000 policy, the monthly expense charge (per table) would be: $43 ($0.43 X 100)

For a male, age 65, non-smoker with a $100,000 policy, the monthly expense charge (per table) would be: $86 ($0.86 X 100)

PART II

UNDERTAKING TO FILE REPORTS
---------------------------

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission ("SEC") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING
--------------------

Article VIII of Registrant's Bylaws provides: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public Policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, Officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940
-------------------------------------------------------------------------------

The Company hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                     CONTENTS OF THE REGISTRATION STATEMENT

This registration statement amendment comprises the following papers and documents:

The facing sheet.
Cross-reference items required by Form N-8B-2.
The prospectus consisting of _____ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484 under the 1933 Act.
Representations pursuant to Section 26(e) of the 1940 Act.
The signatures.
Written consents of the following persons:

         1.  Actuarial Consent
         2.  Opinion of Counsel
         3.  Consent of Independent Accountants

The following exhibits:

     1. Exhibit 1 (Exhibits required by paragraph A of the instructions to Form N-8B-2)

          (1) Certified copy of Resolutions of the Board of Directors of the Company dated June 13, 1996 authorizing the establishment of the Separate Account IMO is filed herewith.

          (2)  Not Applicable.

          (3) (a) Underwriting and Administrative Services Agreement between the Company and Allmerica Investments, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

               (b) Registered Representatives/Agents Agreement was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

               (c) Sales Agreements with broker-dealers were previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and are incorporated by reference herein.

               (d) Commission Schedule was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

               (e) General Agents Agreement was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

               (f) Career Agents Agreement was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

          (4)  Not Applicable.

          (5)  (a)  Form of Policy;

               (b)  Total Disability Rider;

               (c)  Term Insurance Rider; and

               (d)  Other Insured Term Insurance Rider are filed herewith.

          (6) Articles of Incorporation and Bylaws of the Company were previously filed on October 1, 1995 in Post-Effective Amendment No. 3 (Registration Statement No. 33-74184), and are incorporated by reference herein.

          (7)  Not Applicable.

          (8) (a) Amendment dated October 30, 2000 to the Allmerica Investment Trust Participation Agreement was previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement No. 33-71056/811-8130, and is incorporated by reference herein. Participation Agreement between the Company and Allmerica Investment Trust dated March 22, 2000 was previously filed on April 25, 2000 in Post-Effective Amendment No. 9 of Registration Statement No. 33-71056/811-8130, and is incorporated by reference herein.

               (b) Form of Amendment #6 dated May 1, 2001 to the Participation Agreement between the Company and AIM Variable Insurance Funds, Inc. was previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement 333-06383/811-7663 and is incorporated by reference herein. Participation Agreement with AIM Variable Insurance Funds, Inc. was previously filed on August 27, 1998 in Post-Effective Amendment No. 2 in Registration Statement No. 333-16929/811-7747, and is incorporated by reference herein.

               (c) Form of Amendment dated May 1, 2001 to the Amendment and Restated Participation Agreement, Merger and Consolidated Agreement, and Amended and Restated Participation Agreement between the Company and Alliance Variable Products Series Fund, Inc. dated August 1, 2000 were previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement 33-71056/811-8130, and are incorporated by reference herein.

               (d) Participation Agreement with Deutsche Asset Management VIT Funds (formerly Banker's Trust) dated March 7, 2000 was previously filed on April 26, 2000 in Post-Effective Amendment No. 1 of Registration Statement No. 333-87105/811-8114, and is incorporated by reference herein.

               (e) Amendment dated October 1, 2000 to the Variable Insurance Products Fund Participation Agreement was previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement 33-71056/811-8130, and is incorporated by reference herein. Amendment dated March 29, 2000 and Amendment dated November 13, 1998 to the Variable Insurance Products Fund Participation Agreement was previously filed on April 25, 2000 in Post-Effective Amendment No. 9 of Registration Statement No. 33-71056/811-8130, and is incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund, as amended was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

               (f) Form of Amendment dated May 1, 2001 to the Variable Insurance Products Fund II Participation Agreement was previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement 33-71056/811-8130, and is incorporated by reference herein. Amendment dated March 29, 2000 and Amendment dated October 4, 1999 to the Variable Insurance Products Fund II Participation Agreement were previously filed on April 25, 2000 in Post-Effective Amendment No. 9, and are incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund II, as amended, was previously filed on April 16, 1998 in Post-Effective Amendment No. 12, and is incorporated by reference herein.

               (g) Form of Amendment dated May 1, 2001 and Participation Agreement with Variable Insurance Products Fund III were previously filed on April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and are incorporated by reference herein.

               (h) Form of Amendment dated May 1, 2001 and Participation Agreement between the Company and Franklin Templeton Variable Insurance Products Trust dated March 1, 2000 were previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement 33-71056/811-8130, and are incorporated by reference herein.

               (i) Form of Amendment dated May 1, 2001 and Participation Agreement between the Company and INVESCO Variable Investments Funds, Inc. dated March 21, 2000 were previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement 33-71056/811-8130, and are incorporated by reference herein.

               (j) Participation Agreement between the Company and Janus Distributors, Inc. dated February 29, 2000 was previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement 33-71056/811-8130, and is incorporated by reference herein.

               (k) Participation Agreement dated October 1, 2000 with Scudder Investments, Inc. and Scudder Distributors was previously filed on April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Form of Amendment to Pioneer Participation Agreement was previously filed on April 26, 2000 in Post-Effective Amendment No. 6 of Registration Statement No. 333-10285/811-7769 and is incorporated by reference herein. Participation Agreement with Kemper was previously filed on November 6, 1996 in Pre-Effective Amendment No. 1 in Registration Statement No. 333-10285/811-7769, and is incorporated by reference herein.

               (l) Amendment dated October 24, 2000 to the Pioneer Participation Agreement was previously filed on April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Form of Amendment to the Pioneer Participation Agreement was previously filed on April 26, 2000 in Post-Effective Amendment No. 12 of Registration Statement No. 33-86664/811-8872, and is incorporated by reference herein. Participation Agreement with Pioneer was previously filed on April 24, 1998 in Post-Effective Amendment No. 8 of Registration Statement No. 33-86664/811-8872, and is incorporated by reference herein.

               (m) Participation Agreement with T. Rowe Price International Series, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

               (n) Fidelity Service Agreement was previously filed on April 30, 1996 in Post-Effective Amendment No. 4 (Registration Statement No. 33-74184), and is incorporated by reference herein.

               (o) An Amendment to the Fidelity Service Agreement was previously filed on May 1, 1997 in Post-Effective Amendment No. 6 (Registration Statement No. 33-74184), and is incorporated by reference herein.

               (p) Fidelity Service Contract was previously filed on May 1, 1997 in Post-Effective Amendment No. 6 (Registration Statement No. 33-74184), and is incorporated by reference herein.

               (q) Service Agreement with Rowe Price-Fleming International, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and is incorporated by reference herein.

               (r) Form of Amendment dated May 1, 2001 to the Delaware Group Premium Fund Participation Agreement was previously filed on April 26, 2001 in Post-Effective Amendment No. 10 of Registration Statement No. 33-71056/811-8130, and is incorporated by reference herein. Form of Amendment to the Delaware Group Premium Fund Participation Agreement was previously filed on April 25, 2000 in Post-Effective Amendment No. 9 of Registration Statement No. 33-71056/811-8130, and is incorporated by reference herein. Participation Agreement with Delaware Group Premium Fund, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 11, and is incorporated by reference herein.

          (9) (a) BFDS Agreements for lockbox and mailroom services were previously filed on April 16, 1998 in Post-Effective Amendment No. 8 (Registration Statement No. 33-74184), and are incorporated by reference herein.

               (b)  Directors' Power of Attorney is filed herewith.

          (10) Form of Application is filed herewith.

2.   Policy and Policy riders are included in Exhibit 1 (5) above.

3.   Opinion of Counsel is filed herewith.

4.   Not Applicable.

5.   Not Applicable.

6.   Actuarial Consent is filed herewith.

7. Procedures Memorandum dated May, 1993 pursuant to Rule 6e-3(T)(b)(12)(iii) under the 1940 Act, which includes conversion procedures pursuant to Rule 6e-3(T)(b)(13)(v)(B) is filed herewith.

8.   Consent of Independent Accountants will be filed by Pre-Effective
     Amendment.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 21st day of June, 2001.

                              SEPARATE ACCOUNT IMO
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                            By: /S/ Charles F. Cronin
                                ---------------------
                          Charles F. Cronin, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES                                TITLE                                                         DATE
----------                                -----                                                         ----
/s/ Warren E. Barnes
------------------------------------     Vice President and Corporate Controller                        June 21, 2001
Warren E. Barnes

Edward J. Parry III*                      Director, Vice President and Chief Financial Officer
------------------------------------

Richard M. Reilly*                        Director and Vice President
------------------------------------

John F. O'Brien*                          Director, President and Chief Executive Officer
------------------------------------

Bruce C. Anderson*                        Director and Vice President
------------------------------------

Mark R. Colborn*                          Director and Vice President
------------------------------------

John P. Kavanaugh*                        Director, Vice President and Chief Investment Officer
------------------------------------

J. Kendall Huber*                         Director, Vice President and General Counsel
------------------------------------

Robert P. Restrepo, Jr.*                  Director and Vice President
------------------------------------

Eric A. Simonsen*                         Director and Vice President
------------------------------------

Gregory D. Tranter*                       Director, Vice President and Chief Information Officer
------------------------------------

*Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated May 21, 2001 duly executed by such persons.

/s/ Sheila B. St. Hilaire
-------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                             FORM S-6 EXHIBIT TABLE


Exhibit 1(1)        Vote of the Board

Exhibit 1(5)(a)     Form of Policy

Exhibit 1(5)(b)     Total Disability Rider

Exhibit 1(5)(c)     Term Insurance Rider

Exhibit 1(5)(d)     Other Insured Term Insurance Rider

Exhibit 1(9)(b)     Directors' Power of Attorney

Exhibit 1(10)       Form of Application

Exhibit 3           Opinion of Counsel

Exhibit 6           Actuarial Consent

Exhibit 7           Procedures Memorandum